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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                              CITYXPRESS.COM CORP.
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             (Exact name of registrant as specified in its charter)


            Florida                                         None
---------------------------------           ------------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)


   1727 West Broadway, Suite 200
       Vancouver, BC  Canada                                 V6J 4W6
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(Address of principal executive offices)                  (Postal Code)


                 Registrant's telephone number: (604) 638-3811

           Securities to be registered under Section 12(b) of the Act:


                None                                        None
---------------------------------------     ------------------------------------
Title of each class to be so registered     Name of each exchange on which each
                                                  class is to be registered


           Securities to be registered under Section 12(g) of the Act:

                  Common Shares, Par Value of $0.001 per Share
--------------------------------------------------------------------------------
                                (Title of Class)

                                 Not Applicable
--------------------------------------------------------------------------------
                                (Title of Class)


                               PAGE 1 OF 218 PAGES.

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                                TABLE OF CONTENTS


PART I...................................................................................................4

   ITEM 1.    DESCRIPTION OF BUSINESS....................................................................4
   ITEM 2.    DESCRIPTION OF PROPERTIES.................................................................19
   ITEM 3.    SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS..............................20
   ITEM 4.    DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES..................................21
   ITEM 5.    REMUNERATION OF DIRECTORS AND OFFICERS....................................................24
   ITEM 6.    INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS.........................................27
   ITEM 7.    DESCRIPTIONS OF REGISTRANT'S SECURITIES TO BE REGISTERED..................................28

PART II.................................................................................................29

   ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED
              STOCKHOLDER MATTERS.......................................................................29
   ITEM 2.    LEGAL PROCEEDINGS.........................................................................30
   ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
              DISCLOSURE................................................................................30
   ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES...................................................30
   ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.................................................34

PART F/S................................................................................................36

   FINANCIAL STATEMENTS.................................................................................36

PART III EXHIBITS.......................................................................................37


LIST OF SUBSIDIARIES OF THE REGISTRANT..................................................................38


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                    NOTE REGARDING FORWARD LOOKING STATEMENTS

         Except for statements of historical fact, certain information contained in this registration statement constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Company's limited operating history; undercapitalization; risks involving new product development; unpredictability of future revenues; competition; management of business growth; risks of technological change; the Company's dependence on key personnel; ability to develop marketing relationships with strategic partners; dependence on continued growth in use of the Internet; the Company's ability to protect its intellectual property rights and uncertainty regarding infringing intellectual property rights of others; government regulations; and the other risks and uncertainties described in this registration statement.

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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         GENERAL


         CityXpress.com Corp. (the "Company") is a software developer and Internet publisher. The Company intends to be the preferred means by which Internet consumers can locate and purchase products and services from businesses in their regional markets. This goal will be met by building alliances with media companies that are establishing regional portals and providing them with a suite of Internet services that can be profitably sold to businesses looking for cost-effective means of establishing and promoting an eCommerce presence in their regional markets. The Company has developed a regional directory of business listings and a search engine that allows web users to locate businesses within a designated region that fit given search criteria. The Company has also developed a comprehensive suite of eCommerce products that allow businesses to build online storefronts and to create web sites, and a suite of advertising and promotion products, which include systems for connecting a discount coupon displayed in a banner ad to a vendor's eCommerce shopping basket and for developing private-label flyers that contain a collection of discount coupons. (a full description of the Company's products is provided under the heading "CityXpress.com Products" hereto) The Company's products are designed to work together by drawing web consumers to the businesses promoting their products and services through the regional sites of our media partners.


         CityXpress.com's media partners will sell the Company's products to small and mid-sized businesses throughout North America. These businesses require affordable ways for their customers to find them in their local markets and effective means to sell their products and services online. The Company's line of products provide these businesses with the means of targeting advertising and promotions to regional Internet consumers through our business directory and of establishing cost-effective eCommerce storefronts through which to conduct online commerce.

         CORPORATE HISTORY


         The Company was incorporated as a Florida corporation on January 15,1981 as Wicked Wings of Buffalo (Wicked Wings), a non-operating company traded on the NASDAQ OTC Bulletin Board. Pursuant to a share purchase agreement dated January 7, 1999, the shareholders of WelcomeTo Search Engine Inc. sold their 100% interest in WelcomeTo Search Engine Inc. to the Company in consideration for 8,510,000 shares of the Company, which represented a controlling interest of 62.5%. This transaction was considered an acquisition of the Company by WelcomeTo Search Engine and was treated as a recapitalization of WelcomeTo Search Engine and the reverse acquisition of the Company by WelcomeTo Search Engine for accounting purposes. For purposes of acquisition, the fair value of the net assets of the Company amounted to $724,989 and was ascribed to the 5,100,000 previously outstanding common shares of the Company deemed to be issued in the acquisition. The reverse acquisition resulted in one-time costs of $225,000 for finder's fees pertaining to the acquisition of WelcomeTo and Xceedx Technologies Inc. which was paid for by the issuance of 450,000 common shares issued in an offering exempt from registration under Regulation S promulgated

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under the Securities Act to two Canadian companies. (Also see page 29 Item # 4
Recent Sales of Unregistered Securities, first paragraph). The cost of recapitalization has been charged against stockholders' equity.

          For accounting purposes October 27, 1997 is used as the date of inception of WelcomeTo Search Engine as this is the original incorporation date of WelcomeTo Search Engine.


         On January 27, 1999, the Company acquired 100% of the issued and outstanding shares of Xceedx Technologies Inc., a private British Columbia, Canada company incorporated on February 11, 1994 whose principal business was providing Internet technology services and eCommerce software solutions. The acquisition was accounted for by the purchase accounting method in which the results of operations have been included in the Company's accounts from the date of acquisition. The Company issued 6,250,000 common shares for net assets of $562,500.

          On August 27, 1999, the Company changed its name to CityXpress.com Corp. The Company's web site is located at www.cityxpress.com. Information contained in the web site does not constitute a part of this filing.


         CORPORATE STRUCTURE

         CityXpress.com Corp. has the following corporate structure:

         -   A Florida registered public company called CityXpress.com Corp.

         -   CityXpress.com has two private Canadian based subsidiaries:
             WelcomeTo Search Engine Inc. and Xceedx Technologies Inc.

All financial reporting for the Company is a consolidation of these three companies.


                  INDUSTRY BACKGROUND.

         The Company operates in the eCommerce industry, providing tools and services that allow small businesses to build an online Internet presence through which they may promote the goods and services they sell. The eCommerce industry is undergoing rapid growth driven by the increasing numbers of consumers who are using the Internet.


         Electronic commerce encompasses a broad spectrum of transactions that are completed on the Internet, including online banking, buying and selling stocks and the purchase of goods or services by individual consumers from businesses. The Company currently competes in the latter niche of the eCommerce market, providing software products and services that can be used by companies to facilitate the sale of their products and services online. The Company currently offers its products and services to the North American market. As it implements media partner sites it activates the search capabilities for the specific states being served by these sites. Presently, there are five web sites that serve five states Arizona, Nebraska, Iowa, Montana and Oregon. The Company is in active negotiations with other media companies. Should these negotiations be successful the company will be expanding its US geographic presence. This will result in a larger number of US states being searchable on our web site. The Company intends to market its products and services internationally, when the English


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speaking population in these markets has the same level of Internet users as the
US market. To secure a strong international position the Company needs to establish itself in Canada and US with a strong base of media partners.
Extensive development would be required to compete in other languages.


         MARKET SIZE


         The Internet market has increased substantially since the World Wide Web became available for commercial use in 1992. In 1999, eMarketer estimated that there were over 62 million Americans, or 29 per cent of the US population connected to the Internet and projected that number to increase to 95.1 million users or 42% of the population by 2002. International Data Corp. estimated that world-wide users would increase from 69 million in 1997 to 320 million by 2002 and that online buyers would increase from 18 million or 26 percent of total users to 128 million or 40 per cent of total users during that time. Although such projections vary, there is general agreement that growth of Internet usage and electronic commerce will be rapid and sustained.



         MARKET OPPORTUNITY

         Dun & Bradstreet reports that of the 40 million businesses that exist world-wide, about 2 million have commercial web sites, and 381,500 of these online businesses have active web sites - that is, those that engage customers via two-way communications, customer service and/or electronic commerce. So, presently less than two percent of business web sites can be considered active in this way.


         The eCommerce market is divided into two primary segments, the business-to-business segment (composed of companies whose customers are composed of other businesses) and the business-to consumer segment (composed of retailers selling to individual end users). The major growth to date has taken place in the business-to-business market but the business-to consumer segment is projected to undergo significant growth over the next two years. Revenues in the business-to-consumer segment are forecast to rise from US$4.5 billion in December 1998 to US$15 billion by 2000, and $35 billion by 2002. And, while the US has led the way in Internet and eCommerce penetration, non-US sectors represent a significant longer-term opportunity for CityXpress.com because of the large population base outside the US. As the growth in Internet expands to non-US countries the market opportunities for CityXpress.com products will increase.

        Small businesses accounted for only 16% of all consumer eCommerce revenues in 1998, though that was expected to grow to 18% in 1999 and 24% by 2002. Because it is relatively expensive and complicated for individual retailers to drive traffic to their web sites, small businesses have been less successful at capturing eCommerce revenue than large national and multinational consumer products and services companies. This situation creates a compelling opportunity for the Company to meet a very real market need for products that will assist small businesses to build an Internet presence and promote their products and services in their regional markets.


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        MARKET SEGMENTS

        STANDALONE STOREFRONTS


         This market segment consists of online storefronts that list only the products or services sold by an individual retailer or wholesaler. These include storefronts that have been established by companies that have a 'bricks and mortar' presence, such as EddieBauer.com, or whose business is conducted entirely on the Internet, such as Amazon.com. These storefronts typically include functionality that allows a purchaser to browse the products listed in the catalog, save items of interest in a shopping cart, and pay for items in the shopping cart by using a credit card.



         ONLINE SHOPPING MALLS

          An online shopping mall offers consumers a collection of standalone storefronts aggregated under "one roof" where consumers can locate merchants and browse for goods, but must go to the merchant's site to complete the transaction. Online shopping malls were the first response to the problem that smaller merchants were facing of being found on the Internet by consumers. By joining a mall, merchants had the opportunity to share in the traffic that the mall was generating through its own promotional efforts.


         ONLINE DEPARTMENT STORES

         Online Department Stores offer consumers a variety of merchandise from multiple vendors and the ability to purchase goods from one or more vendors through a single shopping cart and checkout procedure (rather than going to multiple merchant's sites to complete each purchase). Department stores offer the merchant an entry-level online solution, as the merchant is buying shelf-space along with other merchants in the department store, rather than building and maintaining a standalone storefront. As well, the merchant is not solely responsible for promoting the site and building traffic to it.


         MARKET TRENDS

         Market penetration rates are highest in the upper tier of the market, with major corporations having introduced web-based storefronts, and lowest amongst small and mid-sized business. The difficulty and expense of promoting an online storefront have been inhibitors to development of such sites. This is projected to change over the next two years, as more cost-effective means of promoting a storefront's presence, particularly within its regional market, become available.

         Regional portal sites are forecast to provide the vehicle for the growth of regional eCommerce. Jupiter Communications has stated that regional portals will in fact represent "the main avenue through which online customers travel." Regional portals are sites that provide online users with access to information for their geographic communities, featuring news, weather, sports, entertainment, and related local information. Media companies (newspapers, television stations) that have traditionally provided local information to their customers are driving the growth of regional portals. Over the past two years, media companies have devoted considerable resources to building regional Internet sites that offer online users access to the information already being gathered and disseminated through their existing print and broadcast media properties. This trend was first driven by the need to defend traditional sources of

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revenue, particularly classified advertising revenues, that was being threatened by Internet start-ups offering similar services. As the Internet market developed, media companies saw the opportunity to build new sources of revenue in the online world. The increasing volume of traffic being drawn to their sites meant that they could offer their traditional retail advertisers a range of web-based products analogous to their traditional print offerings. These products, initially banner advertising on the media company's portal site, could readily be integrated into the product line cards carried by their print and broadcast sales forces.

         As the portal sites offered by media companies evolve, a group of promotional products will be offered to allow local business to divert traffic coming into the portal to their eCommerce sites and convert new viewers to customers. These products include:



         BANNER ADVERTISING


         Banner advertising consists of small ads that are rotated and displayed on web pages served up as viewers navigate from page to page on a site. Although still small compared to print and media advertising, banner advertising is growing. In 1999, it represented a $3.1 billion industry, according to eMarketer, who predicts that it will grow to $13.29 billion by 2003 when it will represent 4.7% of total advertising spending.

          National firms currently place the majority of banner advertising but, as the Internet becomes increasingly focussed on providing regional sources of information, the percentage of banner advertising that is placed by regional companies will grow. Because 80 per cent of consumer spending takes place within 20 miles of home, local advertising captures 30 per cent or $60 billion of the $200 billion spent on advertising each year in the US. In spite of the fact that online local advertising is growing slowly, Forrester Research projects an eightfold increase from $186 million in 1998 to $1.5 billion in 2001.


         ONLINE COUPONS

         Another promotional tool that is growing in popularity on the Internet is the online coupon that offers the consumer a discount on the purchase of a product or service. Online coupon promotions currently call for the customer to print the coupon and present it later at a bricks-and-mortar store for redemption. It is expected that coupon promotions will be increasingly offered online, so that the customer can actually redeem the coupon at an online storefront. Coupon-enabling banner ads will thus become an effective means of driving customers to a storefront to purchase promoted products and will help reduce the high cost of Internet customer acquisition. Regional portals with their ability to draw large numbers of online viewers will be able to offer online coupon promotions to local retailers to help convert these viewers into customers.

         LOYALTY PROGRAMS

         Loyalty programs have experienced rapid growth over the past 20 years as companies have searched for ways to retain customers in an increasingly value-conscious consumer market. Extending such programs to the web is a natural step in the evolution of these programs. Loyalty products will include points programs where customers are rewarded for purchases by accruing points that can be used to acquire other products or services and member-only flyer sites where merchants communicate current promotions to their customers in a timely fashion through the site or through e-mail notifications.

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         CITYXPRESS.COM PRODUCTS

         The Company has developed a regional business directory, a unique coupon-enabling banner ad system, and eCommerce tools for businesses.

         The Company's regional business directory includes a proprietary search engine. The regional business directory technology was developed by the Company to provide an easy way for Internet users to find businesses in a regional market. This service is similar to an online yellow pages. The directory utilizes listings for approximately 12 million businesses provided under a license agreement that the Company has signed with Dun & Bradstreet. Basic business listings are provided free-of charge in the directory, however a business may purchase a Premier Listing to better profile itself. The business directory allows for multiple searching means and the display of search results depends on the listing types under any one category. Premier Listings are displayed at the top of any search followed by basic listings. Banner Ads can also be sold in various positions throughout the directory, allowing businesses to advertise their products and services. The regional business directory is also integrated with CityXpress.com's other eCommerce products.

         The Company's suite of eCommerce products includes:


         XpressDepartment Store: XpressDepartment Store is an Internet software product that allows multi-vendor department stores to be created, product listings to be managed, and orders accepted through a single shopping cart. Orders are split and sent to the appropriate vendor(s). Revenue is generated on a monthly basis by selling product listings in the department store. Presently our media partner is selling a five-product listing in the department store for $50.00 per month.

         XpressStores Online: XpressStores Online is an Internet software product that allows businesses to build an electronic storefront or catalog through a browser-based Internet application. The business can then administer the site through a browser-based administrative module. This module allows the user to add detailed product information such as part number, description, sale prices and product graphics. Revenue is generated monthly based on the size of the catalog and number of listings in the catalog. Presently our media partner is selling a 50 product online store at $50 per month and a 200 product online store for $100 per month.

         XpressStores Pro: XpressStores Pro is a software application that allows business users to enhance an electronic storefront or catalog built through XpressStores Online by adding additional features and functionality. These include features such as customer-based pricing options, customer-specific catalog views, customized listing forms, and custom buttons and backgrounds. Revenue is generated monthly based on the size of the catalog and number of listings in the catalog. Presently our media partner is selling a 50 product online store at $50 per month and a 200 product online store for $100 per month.

         XpressStores Enterprise: XpressStores Enterprise is a product that allows web developers to create sophisticated catalogues or storefronts or to customize the business functionality and look-and-feel of an electronic storefront or catalog built through XpressStores Online or XpressStores Pro and populate/manage the site's


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product listings through a browser-based administrative module. Revenue is generated monthly based on the size of the catalog and number of listings in the catalog. Presently our media partner is selling a 250 product online store at $200 per month and a 500 product online store for $500 per month.


The Company's promotional products include:

         XpressListings: Basic business listings in the business directory include company name, address, and telephone number and business web site address. A business may choose to list itself under up to 5 business categories. A business may optionally choose to purchase a Premier Listing that highlights its listing and provides a 250-character business description. Premier listings are displayed at the top of any search results. Revenue is generated by selling Premier Listings on an annual basis. Annual revenue is amortized monthly over the listing year. Presently our media partner is selling a Premier XpressListing for $360 per year.


         XpressAds: XpressAds consist of banner ads that can be placed in the regional business directory within assigned categories and/or regional markets. XpressAds allow businesses to promote themselves within business categories they target and provide a means for them to generate traffic to their web sites. Revenue is generated by selling banner ads on a monthly basis throughout the business directory and multi-vendor department store. Revenue is recognized in the month in which the ad runs. Presently our media partner is pricing XpressAds dependent on their regional market. The range for XpressAds is $300 to $900 per month depending on city, ad size and ad position on the web site.


         XpressCoupons: The XpressCoupon system provides online businesses with the ability to link a banner ad promoting a specific product directly to the shopping basket of a vendor's eCommerce site. The XpressCoupon system allows the business to set up a discount for the order or against a specific product and interacts with the eCommerce site so that the shopping basket displays both the product and the discount. The XpressCoupons system is designed to build traffic to a company's eCommerce site and decrease the cost of customer acquisition. Revenue is generated by XpressCoupons on a click-through or transactional basis. Each time a user clicks on a XpressCoupon ad, the advertiser is charged a fee of $0.30. Revenue is recognized in the month in which the transaction fee is generated.

         XpressFlyers: XpressFlyers provide companies with an ability to build and maintain a flyer site containing coupons offering discounts on a range of products. Each company's flyer site can be private labeled or branded, so that the site uses the same look-and-feel as that of their marketing collateral. Flyer sites can be password restricted, so the company can restrict discounts to their club members. Revenue is generated by creating XpressFlyers for companies and charging a transaction fee of $0.30 each time a coupon in the flyer is clicked through.


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         PRODUCT FAMILY DIAGRAM

                 Regional Business Directory and Search Engine
                 ---------------------------------------------
                           Business          Search
                           Listings          Engine

                       Advertising and Promotion Services
                       ----------------------------------
         Xpress            Xpress            Xpress            Xpress
         Listings          Ads               Coupons           Flyers

                          Electronic Commerce Products
                          ----------------------------
         Xpress            Xpress Stores     Xpress Stores     Xpress Stores
         Dept Store        Online            Pro               Enterprise


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         PRODUCT DEVELOPMENT

         The Company's products have been developed by its internal software development staff. It is a member of the Microsoft Developer Network and is a Microsoft Independent Software Vendor. The Company's product development is based upon industry-standard Microsoft technologies, including Microsoft NT Server, SQL Server and Internet Information Server. As of December 31, 1999, the Company employed 12 developers and software engineers.


         The Company estimates that it has spent on company-sponsored research and development activities $404,000 for the year ended June 30, 1999 and $70,000 for the period from October 27, 1997 (inception) to June 30, 1998.


         The Company's development efforts focus on extending its products' capabilities in a number of areas, all coupled with its plan of offering regionally-specific value to businesses and consumers.

         To support its products and services and to enhance the content of its media partners' regional portals, the Company has developed business relationships with a number of companies.

         The Company has developed a business relationship with Dun & Bradstreet. Under this business relationship, Dun & Bradstreet provides to the Company business listing content for the Company's regional business directory under an annual License Agreement. This represents approximately 12 million business listings for North America. This information is updated quarterly by Dun & Bradstreet.

         The Company has an agreement with CyberCash, Inc. to provide the Company's customers with secure online credit card processing services when they use any version of XpressStores.

         SALES AND MARKETING.

The Company began actively promoting its products in June 1999. The Company's sales strategy is based on developing and leveraging alliances with media partners and using their sales force to market its products and services to small and mid-sized businesses in their territories. Media partners incorporate our products into their regional portal sites, which typically feature content such as news, weather, business, sports, and entertainment information. As well as providing a local sales force, each media partner promotes their portal within their regional market to build a steady stream of new and repeat traffic to the site. In addition to distributing its products through media companies, the Company is also building other third party relationships to market XpressCoupons and XpressFlyers to large retailers and Internet advertisers.

         In October 1999, the Company signed its first agreement with a media company, Lee Enterprises Inc. Under this agreement, the Company provides its suite of products and support and training for the Lee sales force. Revenue generated from the sale of the Company's products by the Lee sales force is shared by the Company and Lee Enterprises.

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         Beginning in November 1999, Lee Enterprises began preparation for the initial roll out the Company's products to a group of its television stations and newspaper sites in four states and 10 locations. By December 1999, Lee Enterprises had completed a roll out to two selected cities. Lee Enterprises operates in 20 states and has 21 daily newspapers, 75 other weekly publications and 9 television stations. Lee has indicated to the Company that it intends to roll out the Company's products to all its media locations. The Company has not received any revenue or cash from the agreement to date and does not expect to until early 2000. At this time no forecasts have been prepared to estimate the revenue potential from this agreement with Lee Enterprises.

         CLIENT SERVICES

         The Company provides levels of customer support appropriate to each of its products. Each media partner's individual properties are offered a training program developed by the Company to train its sales representatives on the Company's products and selling techniques for each product. Customer support for software usage issues is provided by a small team and delivered via e-mail and telephone. Listing administrators are assigned to each portal site to validate requests for new regional directory listings and revisions to existing listings, and to schedule banner ads.

         At December 31, 1999, 3 persons were involved in the Company's client services department.

         COMPETITION

         The market for regional eCommerce portal sites has been developing rapidly. Significant competitors include:

                  Zip2, located in Mountain View, California, offers Internet directory solutions. Zip2 is owned by Compaq and has a large number of media alliances and strategic partners.

                  Ticketmaster Online-CitySearch, Inc., located in Pasadena, California is a leading provider of local city guides, local advertising, local news and entertainment and live event ticketing on the internet.

         In addition, several web sites, including major search engines such as Yahoo! and Excite, offer information and news at a city or regional level. The Company believes that it enjoys a competitive advantage over such search engines because of the underlying ability of its search engine to provide business information at a very granular level, down to specific sub-categories and community levels.

         These competitors are larger and have greater financial and other resources than the Company. They do not currently offer integrated eCommerce products, so at this time management of the Company believes that it has a competitive advantage based on its ability to offer businesses a very localized and well-integrated suite of products.

         The market for eCommerce tools is highly competitive. A number of companies offer eCommerce tools which enable small businesses to set up online shops, including Yahoo Store, iCat Commerce Online and Open Market. However, these competitive eCommerce products do not have the advantage of being linked with a regional

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business directory and search engine offering integrated coupon and flyer technology such as that developed by the Company. The Company believes that its eCommerce tools effectively compete with other eCommerce tools and that it enjoys a competitive advantage because it can offer its customers products designed to drive traffic to their storefronts.

         There are a number of companies offering electronic coupon-related products on the Internet. These range from "locate-and-print" coupons offered by companies such as HotCoupons and CoolSavings and coupon flyers offered by E-centives that link the coupon to a merchant's web site or a special promotional page. The Company enjoys several competitive advantages with XpressCoupons. As well as a higher degree of coupon-usage security, the Company's products are unique in offering the means of coupon-enabling a banner ad outside the confines of a dedicated flyer site. This means a XpressCoupon can be placed on any high traffic web site and be linked back to the XpressCoupon flyer. Also XpressCoupons and XpressFlyers can be packaged as private branded sites for merchants looking to build a loyalty program for their customers.

         Although the Company continues to aggressively develop the promotional and marketing tools that set it apart from its competition, its competitors are larger and have the resources to introduce competitive offerings similar to those the Company markets.

         INTELLECTUAL PROPERTY.

         The Company regards its software as proprietary and attempts to protect it with a combination of copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, licensing agreements and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or reverse engineer or obtain and use information the Company regards as proprietary. While the Company's competitive position may be affected by its ability to protect its proprietary information, the Company believes that trade secret and other protections are less significant to the Company's success than other factors. These include the knowledge, ability and experience of the Company's personnel and management team, the relationships with its media partners, and its responsive product development programs.

         As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software programs will increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future. Any such assertion could require the Company to enter into royalty arrangements or result in costly litigation.

         EMPLOYEES

         As of December 31, 1999, the Company had 22 full-time employees, including 12 in product development, 4 in sales and marketing, 3 in client services and 3 in management and administration. The Company believes that its employee relations historically have been good. The Company's employees are not represented by a collective bargaining organization, and the Company has never experienced a work stoppage.

         FINANCIAL INFORMATION

                  SELECTED FINANCIAL DATA


         The consolidated operating results and financial position of the Company are presented in the following tabulated format. The selected financial data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). See Financial Information and Summary of Operational results." The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the audited consolidated financial statements for the year ended June 30, 1999 and the period from October 27, 1997 (inception) to June 30, 1998, and notes thereto included elsewhere in this registration statement and the unaudited consolidated financial statements of the Company for the six months ended December 31, 1999. All figures are presented in U.S. Currency, unless otherwise stated.



===================================================================================================================
                              Fiscal Year      Period Oct.  27,1997         Six months           Six months
                                  Ended         (date of inception)           Ended                 Ended
                                                       to
                             June 30,1999          June 30, 1998            Dec.31, 1999        Dec.31, 1998
-------------------------------------------------------------------------------------------------------------------
                                   $                    $                       $                      $
===================================================================================================================
Net Sales                        11,710                 0                       10,403                 0

Operating Expenses            1,725,041             1,096,067                1,205,702              372,424

Net Loss from Operations     (1,713,331)           (1,096,067)               (1195,299)            (372,424)

Net Loss per Share                (0.12)                (0.13)                   (0.05)               (0.04)
===================================================================================================================



===================================================================================================================
                                            As at                   As at                   As at
                                        June 30, 1999            June 30,1998          Dec. 31, 1999
-------------------------------------------------------------------------------------------------------------------
                                              $                       $                      $
===================================================================================================================
Cash                                       234,214                 60,778                    0
Total Current Assets                       302,326                 77,372                 133,723
Total Assets                             1,621,829                100,175               1,201,040
Total Current Liabilities                  367,047                893,815                 409,273

Deferred Tax Liability                     413,100                    0                   333,100

Stockholders' Equity  (Deficit)            841,682               (793,640)                458,667

Cash Dividends                                0                       0                      0
===================================================================================================================

                         SUMMARY OF OPERATIONAL RESULTS

         The Company incurred a net loss for the year ended June 30, 1999 of $1,642,078 as compared to a loss of $1,096,067 for the period from October 27, 1997 (date of inception) to June 30, 1998. Revenue of $11,710 represented eCommerce product sales from Xceedx for the period January 27, 1999 to June 30, 1999. The increase in net loss of $546,011 in the year ended June 30 1999 is attributable to the following factors:

         -  Increase of amortization and depreciation for the year of $225,188.


         - Increase cost of employees for the year caused by internal growth and acquisition of companies amounted to $376,000 for the year.


         Sales and marketing costs increased dramatically over the year as the Company beta tested its regional business directory in Vancouver, British Columbia, Canada from March 1999 to July 1999. During this period the Company assembled marketing and sales employees to find companies to utilize the selected products that would later be sold by the sales forces of our media partners. During the beta program the Company gave away its regional business portal products to stress test the regional business directory prior to finalizing the product. In the previous year, the Company had little marketing and sales expenses as it was only developing products. Product development and technology includes the cost of developing the Company's product offerings. All product development costs are expensed as incurred during the year. The acquisition of Xceedx resulted in the capitalization of $1,416,484, which represents eCommerce technology. This asset is being amortized over three years straight line and charged to the product development and technology cost center. As of June 30, 1999 the accumulated amortization was $196,750 and as of December 31, 1999 it was $432,850.

         The year ended June 30, 1999 was spent developing the Company's core Internet technologies, consolidating operations and defining its core market segments. The Company has determined that for it to be successful in its core business market it must partner with media companies which own newspaper and/or television stations in regional markets. As of December 31, 1999, the Company signed an agreement with Lee Enterprises, a media company operating in 20 states with 21 daily newspapers, 80 weekly publications and 9 TV stations. Under this agreement the Company is implementing 10 regional business portals in 10 cities in four states. Four of these cities were active by December 31, 1999 and generating revenue. The balance of their locations will be rolled out on a phased basis.

         In the six months ended December 31, 1999 the Company finalized the development of its back office administration tool for the eCommerce business portal and completed the development of XpressCoupons and XpressFlyers. It also began the implementation of four regional business portal sites for Lee Enterprises. During the six months ended December 31, 1999, the Company incurred a net loss for the period of $1,114,885 compared to $372,424 for the same six period in 1998, an increase of $742,461. This increase in net loss is the result of increased expenses resulting primarily from the following items in the six months ended December 31, 1999:

         -  Depreciation and amortization of $258,711.

         -  Cost of the listing information for the database of $137,500
         -  Salary and consulting costs of $235,000.
         -  Promotion and marketing materials of $82,199
         - Increase in general office expenses caused by the increase in employee count of $38,000


                             FINANCING AND LIQUIDITY


         At June 30 1999, the Company had cash of $234,214, and a working capital deficiency of $64,721 that included a loan payable of $72,704. The loan payable is a demand term loan bearing interest at the Canadian Imperial Banks prime rate plus 1% per annum, with monthly principal payments of $445 per month. The Company also has a revolving demand credit with interest at the Canadian Imperial Bank's prime rate plus 1%; at December 31, 1999 the amount outstanding under this facility was $26,506. As of December 31, 1999, the Company had a cash overdraft of $26,506, a working capital deficiency of $275,551 that included a loan payable of $70,036 and accounts payables and accrued liabilities of $310,135. At December 31, 1999, the Company was in default of one of the loan covenants for minimum stockholders' equity. During December 1999 the Company was negotiating with the bank to restructure its credit facilities so that this loan is transferred from its subsidiary Xceedx Technologies to the Company. At December 31, 1999, the bank was still classifying this loan as a term loan and the bank is being repaid at an average six-month payment of $445 per month.

         As of January 14, 2000, the Company obtained a Demand Installment Loan of $169,687 ($250,000 Cdn.)from the Canadian Imperial Bank of Commerce. Borrowings by the Company bear interest at the rate of the Bank's Prime Rate plus 1% per year. Unless the Bank makes demand for repayment, the indebtedness is repaid in 180 regular monthly payments of $1,573 ($2,317.80 Cdn.) each beginning March 15, 2000. The indebtedness is secured by all personal property of the Company and is personally guaranteed by Mr. Phil Dubois and Mr. Ken Bradley, officers of the Company.

         In the six months ended December 31,1999, the Company raised in nine separate private placements a total of $727,353, representing an additional 1,159,856 common shares of which 244,781 were issued by December 31, 1999 and 915,075 are included in the common stock to be issued total of 915,075 at December 31, 1999. These shares were issued subsequent to December 31, 1999.

         Subsequent to December 31, 1999, the Company raised an additional $319,000 by private placement, representing 638,000 common shares.

         Based on the quarterly expenditures for the six months ended December 31, 1999, the Company forecasts minimum annual operating cash requirements of approximately $1.7 million. The Company presently does not have sufficient financial resources to maintain current operations or to undertake all of its planned development programs and capital equipment purchases during the upcoming year. Revenue generated under agreements with a media companies will help to offset the Company's cash flow shortfall. The Company is actively seeking private placements to fund operations.

         PLAN OF OPERATION


         The Company is dependent on obtaining new financing for ongoing operation, capital expenditures and working capital. There is no assurance that such financing will be available when required by or under terms favorable to the Company.


         Based on the private placements of its securities in January 2000 and the increased credit available after restructuring its credit facilities, the Company has sufficient cash for five months operations without requiring additional sources of funding. The Company will continue to seek additional capital through offerings of its securities to improve its cash flow and to provide working capital. The Company anticipates that cash flow from its media partnership with Lee will increase as more of their regional portal sites adopt and begin to sell our products. The Company is implementing a business development program with Lee that will include a CityXpress.com business development employee working with each city's sales manager to maximize the Internet revenue opportunities using CityXpress.com products.

         The Company is actively calling on other media companies regarding its' products offerings. Each additional media company agreement will generate additional revenue and cash flow. Management is confident it will be successful in closing additional media agreements.

         The Company believes that its current cash and cash equivalents and its operating revenue together with the proceeds from future securities offerings and amounts available under its existing credit facility will be sufficient to meet its anticipated cash needs to fund operations until December 31, 2000.



                  BUSINESS RISKS

         The Company faces three significant business risks on a going forward bases:

         - Raising the equity financing needed to operate the Company at its current operating level and providing the operating funds, capital additions and repayment of liabilities in a timely manner. If the Company is unsuccessful in this regard it will be required to reduce operating expenditures to a level that will be in line with cash flows.

         - The Company may be unsuccessful in obtaining additional media partners or the Lee agreement may be unsuccessful in generating revenues. In either case, the Company would have to re-evaluate its business model to determine if there was another partnership arrangement that would provide the economic, cash flow or business advantages it currently believes will be provided by media companies. The Company at this time cannot assess whether it could find other business partners and negotiate favorable terms that would provide the necessary revenue and cash flow required by the Company.

         - A major competitor or new company could dominate the market sector being targeted by the Company. The Company would then have to assess the impact of the situation. The regional eCommerce market sector is large and there may be room for two suppliers to media companies. If not, then the

              Company would have to assess what other market sector it could successfully target.



ITEM 2.           DESCRIPTION OF PROPERTIES

         The Company's principal business office is located at Suite 200, 1727 West Broadway, Vancouver, British Columbia, Canada V6J 4W6. The Company signed a lease agreement for four years commencing on May 1, 1999. Our monthly payments are approximately $8,000 U.S.

         We do not presently own or lease any other property or real estate.

ITEM 3.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


         The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of December 31, 1999 by (i) each of the Company's directors; (ii) each of the Company's named executive officers; and (iii) all directors and executive officers of the Company as a group; and (iv) each person (including any group) known to us to own more than five percent (5%) of any class of our Voting securities. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.



   ------------------------------------------------------------------------------------------------------
   Title of Class          Name and Address of             Amount and Nature of         Percentage of
                            Beneficial Owner               Beneficial Ownership             Class
   ---------------------------------------------------------------------------------------------------
   Common Shares           Phil Dubois                          2,561,250(1)                11.5%
                           Suite 200 - 1727 West Broadway
                           Vancouver, B.C.
                           V6J 4W6
   ---------------------------------------------------------------------------------------------------
   Common Shares           Ken Bradley                          2,561,250(1)                11.5%
                           Suite 200 - 1727 West Broadway
                           Vancouver, B.C.
                           V6J 4W6
   ---------------------------------------------------------------------------------------------------
   Common Shares           Brent Forgeron                       1,130,000(1)                 5.1%
                           23-1243 Thurlow Street
                           Vancouver, B.C.
                           V6E 1X4
   ---------------------------------------------------------------------------------------------------
   Common Shares           Greg Beaudin                         1,130,000(1)                 5.1%
                           321 Cartelier  Road
                           North Vancouver, B.C.
                           V7N 3B6
   ---------------------------------------------------------------------------------------------------
   Common Shares           Freddy Fuller                        1,130,000                    5.1%
                           2538 Ross Road
                           Abbotsford, B.C.
                           V4X 1J3
------------------------------------------------------------------------------------------------------
All officers and directors as a group (6)                       7,382,500                   33.2%(2)
------------------------------------------------------------------------------------------------------


(1)  Certain of these shares are subject to transfer restrictions.


(2) The percentages in this table are based on a total number of outstanding common shares equal to 22,319,049. This number does not include shares issuable under outstanding warrants. No options or warrants have been granted to any executives, officers, directors or beneficial owners listed in this table.

         SECURITY OWNERSHIP OF MANAGEMENT

         We are not aware of any arrangement that might result in a change in control in the future.


ITEM 4.           DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

         DIRECTORS AND OFFICERS

         All directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until successors are duly elected and qualified, unless they resign or cease to be directors in accordance with the Company's Articles and Bylaws. The date of our next Annual General Meeting has not been determined. The executive officers of the Company are appointed by the Board of Directors.

         At our last Annual General Meeting on August 25, 1999, the following persons were directors and/or executive officers:

----------------------------------------------------------------------------------------------------
                                                                          DIRECTOR/OFFICER
NAME AND PRESENT OFFICE HELD                                              EMPLOYEE SINCE
----------------------------------------------------------------------------------------------------
Phil M Dubois                                                             January 27, 1999
President & CEO, Director
----------------------------------------------------------------------------------------------------
Ken R Bradley                                                             January 27, 1999
Chief Operating Officer & CFO, Director
----------------------------------------------------------------------------------------------------
Brent Forgeron                                                            January 27, 1999
Vice President
----------------------------------------------------------------------------------------------------
Ken Spencer                                                               August 3, 1999
Chairman, Director
----------------------------------------------------------------------------------------------------
Bob Smart                                                                 August 25, 1999
Director
----------------------------------------------------------------------------------------------------
Ian Thomas                                                                August 25, 1999
Director
----------------------------------------------------------------------------------------------------

         The following is a brief biography of each of the executive officers and directors listed above:


PHIL M. DUBOIS, age 53, has served as President, CEO and a director of the Company since the acquisition of Xceedx on January 27, 1999. From January 1996 to present, Mr. Dubois serves as President and CEO of Xceedx a company he co-founded in 1996. Xceedx is a provider of Internet technology services and eCommerce software solutions. From September 1994 to December 1995, Mr. Dubois was an independent consultant providing consulting services to technology companies. From May 1992 to August 1994, Mr. Dubois served as President and CEO of Modatech Systems Inc., a company in the North American sales force automation marketplace. From May 1989 to May 1992, Mr. Dubois served as Vice President of Development of Modatech. From May 1989 to August 1994, Mr. Dubois was a director of Modatech. Mr. Dubois is the chair and a director of AceTech, a not-for-profit association of high tech CEOs, and a director of the

BC Softworld Society; a not-for-profit organization dedicated to the growth of the software industry in the province of British Columbia.

KEN R. BRADLEY, age 52, has served as Chief Operating Officer, CFO and a director of the Company since the acquisition of Xceedx on January 27, 1999. From January 1996 to present, Mr. Bradley serves as Vice President Finance and Vice President of Operations of Xceedx a company he co-founded in 1996. From September 1994 to December 1995, Mr. Bradley was an independent consultant providing consulting services to technology companies. From September 1990 to August 1994, Mr. Bradley was Vice President Finance and Administration at Modatech Systems Inc., a company in the North American sales force automation marketplace. Mr. Bradley's past experience also includes serving as Regional Controller at Domtar Packaging, a national company involved in the manufacturing of corrugated containers. From February 1983 to January 1997, Mr. Bradley served as Manager of Finance and Administration at Mobile Data International Inc., a company that developed mobile data terminals that operated over radio frequency. From February 1979 to February 1983, Mr. Bradley served as Corporate Controller at Canadian Auto Carriers a specialized carrier of automobiles in western Canada. Mr. Bradley is a Certified Management Accountant.

BRENT FORGERON, age 30, co-founded WelcomeTo Search Engine Inc. in October 1997 after completing graduate degrees in business from both Simon Fraser University and the British Columbia Institute of Technology. Since January 1999, he has served as Vice President Business Development and is responsible for developing the strategic media alliances the Company is now pursing. From October 1997 to October 1998 Mr. Forgeron served as Vice President of WelcomeTo Search Engine Inc. with responsibility for strategic business relationships. From October 1998 to January 27, 1999, Mr. Forgeron served as President of WelcomeTo Search Engine Inc. guiding WelcomeTo financing, growth and development. From October 1998 to August 1999, Mr. Forgeron was a director of the Company.

KEN SPENCER, age 55, has served as Chairman and a director of the Company since August 3, 1999. In 1983, Mr. Spencer co-founded Creo Products, a company that manufactures complex, high-value equipment utilizing precision mechanics, digital design, lasers, optics and software for the printing industry. He served as CEO of Creo Products from 1985 to 1995, and as Chairman of the Creo Products Board of Directors from 1985 to 1996. Mr. Spencer remains a director of Creo Products. Mr. Spencer also serves as a director of De Novo Enzymes, a bio-technology company, Science World, a government organization that promotes science and technology throughout the province of British Columbia and the BC Institute of Technology and as Chairman of the Board of Spectrum Signal Processing, a position he has held since December, 1997.

BOB SMART, age 49, has served as a director since August 25, 1999. Bob has over 20 years of senior management experience in a variety of businesses. He currently is a Partner in the consulting firm of Radford & Smart, a position he has held since February 1999. From June 1998 to February 1999, he served as Executive Vice President and a director of Bargain Castle International Discount Centres Ltd., a wholesale and retail products liquidator. From December 1997 to June 1998, Mr. Smart served as President of Webcastsystems Inc., a software developer. From October 1996 to December 1997, he served as President of ActionView Advertising Ltd. an outdoor advertising media company. From October 1994 to October 1996 Mr. Smart served as Vice President

Corporate Development of Imperial Ginseng Products Ltd. a grower and distributor of ginseng and ginseng products.

IAN THOMAS, age 53, has served as a director since August 25, 1999. In 1979, he founded Thomas Consultants Inc., which presently operates offices in Vancouver Canada and the Gold Coast Australia. Mr. Thomas serves as CEO of Thomas Consultants Inc. a position he has held since the company was founded. Thomas Consultants Inc. specializes in the planning and development of large-scale retail projects and undertakes strategic planning assignments for major national and international retailers, and currently works in over 30 countries. Mr. Thomas sits on the Board of Trustees of the International Council of Shopping Center's Education Foundation in New York, and is a director of Future Shop, North America's third largest electronics chain, a position he has held since August since 1993.


         Members of the Board of Directors are elected by the Company's shareholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The Company's Audit Committee comprises Ken Spencer, Bob Smart and Phil Dubois. The Audit Committee is directed to review the scope, costs and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of the Company's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. The Compensation Committee consists of Ken Spencer, Ian Thomas and Ken Bradley. The role of this committee is to set executive compensation for the senior executives and administer the 0ptions Plan for executive officers and employees.

         None of our directors or executive officers is a party to any arrangement or understanding with any other person pursuant to which he was elected as a director or officer. None of our directors or executive officers has any family relationship with any other officer or director.

         None of our officers or directors have been involved in the past five years in any of the following: (1) bankruptcy proceedings; (2) subject to criminal proceedings or convicted of a criminal act; (3) subject to any order, or decree entered by any court limiting in any way his or her involvement in any type of business, securities or banking activities; or (4) subject to any order for violation of federal or state securities laws or commodities laws.

ITEM 5.           REMUNERATION OF DIRECTORS AND OFFICERS

         As of January 27, 1999, the Company's executive officers consisted of Phil Dubois, President and CEO, Ken R. Bradley, Chief Operating Officer and CFO, and Brent Forgeron, Vice President.

         During the year ended June 30, 1999, salary compensation was paid to our executive officers. The following table contains information concerning compensation paid to named executive officers for the financial year ended June 30, 1999 and for the period ended June 30, 1998.


                           SUMMARY COMPENSATION TABLE


-------------------------------------------------------------------------------------------------------------------
                          ANNUAL COMPENSATION                       LONG-TERM COMPENSATION
-------------------------------------------------------------------------------------------------------------------
                                                                      AWARDS              PAY-OUTS
                                                              -----------------------------------------------------
                                                     OTHER                  SECURITIES      LTIP
                                                     ANNUAL   RESTRICTED-      UNDER-      PAYOUTS     ALL OTHER
                                                     COMPEN-   STOCK           LYING                     COMPEN-
NAME AND                         SALARY      BONUS   SATION   AWARD(S)        OPTIONS/                   SATION
PRINCIPAL POSITION     YEAR        ($)        ($)      ($)      ($)           SARS(#)                      ($)
-------------------------------------------------------------------------------------------------------------------
Phil Dubois            1999      21,846      nil      nil                       nil                       nil
President & CEO        1998       nil        nil      nil                       nil                       nil
-------------------------------------------------------------------------------------------------------------------
Ken Bradley,           1999      21,846      nil      nil                       nil                       nil
COO & CFO              1998       nil        nil      nil                       nil                       nil
-------------------------------------------------------------------------------------------------------------------
Brent Forgeron         1999      32,769      nil      nil                       nil                       nil
Vice President         1998       nil        nil      nil                       nil(1)                    nil
-------------------------------------------------------------------------------------------------------------------



Note 1 Mr. Forgeron was an executive officer of WelcomeTo Search Engine Inc., the private company acquired by the Company on January 7, 1999. For services rendered by Mr. Forgeron during the period from October 27, 1997 through June 30, 1998, salary compensation of $10,867 was paid to Mr. Forgeron and 1,129,800 common shares of WelcomeTo Search Engine Inc. were issued to him. The stock award was priced at $0.19 per share, and the compensation expense is noted in note 8(a)(vii) to the Company's audited financial statements. Mr. Forgeron became an executive officer of the Company in January 1999.



STOCK OPTIONS

         During the year ended June 30, 1999, no stock options or share purchase options were granted to or exercised by any of our executive officers and no long-term incentive plans were made to our executive officers. Therefore, no share purchase options were outstanding during the year ended June 30, 1999. Also, we do not have a defined benefit or actuarial plan.

         At the Annual General Meeting on August 25, 1999, the shareholders approved a stock option plan, which reserved the granting of 2,000,000-share purchase options under the plan. Subsequently, 675,000 share purchase options were granted to acquire common shares to employees. The stock option plan is exercisable over a four-year period ending on July 13, 2003 at an exercise price of $1.50 per common share. The options are exercisable on a cumulative basis at 1/3 per year commencing July 13, 2000. As of December 31, 1999 no share purchase options have been granted to any officers or directors of the Company.

         The following table summarizes information concerning options granted and or paid to named executive officers during the Company's financial year ended June 30, 1999 and to December 31, 1999.

                   OPTIONS/SAR GRANTS IN LAST FINANCIAL YEAR
                                INDIVIDUAL GRANTS

-------------------------------------------------------------------------------------------------------------
                        NUMBER OF       % OF TOTAL     EXERCISE OR                  MARKET VALUE OF COMMON
                        SECURITIES     OPTIONS/SARS     BASE PRICE                SHARES UNDERLYING OPTIONS
        NAME            UNDERLYING      GRANTED TO        ($/SH)     EXPIRATION      ON THE DATE OF GRANT
                       OPTIONS/SARS    EMPLOYEES IN                     DATE           ($/COMMON SHARE)
                         GRANTED        FISCAL YEAR
-------------------------------------------------------------------------------------------------------------
Phil Dubois (1)            Nil              Nil            Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------
Ken Bradley (1)            Nil              Nil            Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------
Brent Forgeron (1)         Nil              Nil            Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------

NOTE: (1) There were no options granted by the Company to executive officers during the year ended June 30, 1999 and to December 31,1999


         The following is a summary of the share purchase options exercised by the Company's directors, officers, and employees during the financial year ended June 30, 1999 and to December 31, 1999:


                AGGREGATED OPTION/SAR EXERCISES DURING THE LAST
          FINANCIAL YEAR END AND FINANCIAL YEAR END OPTION/SAR VALUES

-------------------------------------------------------------------------------------------------------------
                                                                                              VALUE OF
                           COMMON SHARES                           UNEXERCISED OPTIONS       UNEXERCISED
         NAME               ACQUIRED ON         AGGREGATE VALUE        AT FINANCIAL         IN-THE-MONEY
                            EXERCISE (#)         REALIZED ($)            YEAR-END          OPTIONS/SARS AT
                                                                                         FINANCIAL YEAR-END
                                                                                                 ($)
-------------------------------------------------------------------------------------------------------------
Phil Dubois (1)                 Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------
Ken Bradley (1)                 Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------
Brent Forgeron (1)              Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------
Ken Spencer (1)                 Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------
Bob Smart (1)                   Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------
Ian Thomas (1)                  Nil                   Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------

NOTE: (1) There were no options granted by the Company to executive officers during the year ended June 30, 1999 and to December 31,1999


         The following is a summary of long-term incentive plans granted to the Company's directors, officers and employees during the financial year ended June 30, 1999 and to December 31, 1999:


             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

-------------------------------------------------------------------------------------------------------------
                        NUMBER OF      PERFORMANCE
                      SHARES, UNITS      OR OTHER
        NAME             OR OTHER      PERIOD UNTIL    THRESHOLD       TARGET              MAXIMUM
                          RIGHTS      MATURATION OR    ($ OR #)       ($ OR #)             ($ OR #)
                            #            PAY-OUT
-------------------------------------------------------------------------------------------------------------
Phil Dubois (1)            Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------
Ken Bradley (1)            Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------
Brent Forgeron (1)         Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------
Ken Spencer (1)            Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------
Bob Smart (1)              Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------
Ian Thomas (1)             Nil             Nil             Nil           Nil                 Nil
-------------------------------------------------------------------------------------------------------------

NOTE: (1) There were no options granted by us during the year ended June 30, 1999 and to December 31,1999


         DESCRIPTION OF 1999 STOCK OPTION PLAN

         The Company's 1999 Stock Option Plan (the "Stock Option Plan") was adopted by the Board of Directors and approved by the Company's shareholders in August 1999. The purpose of the Plan is to reward the contributions made to the Company by employees, directors and consultants, to provide such persons with additional incentive to devote themselves to the future success of the Company, and to improve the ability of the Company to attract, retain and motivate individuals upon whom the Company's sustained growth and financial success depend. Pursuant to the Stock Option Plan, the Company may grant or issue stock options to directors, officers, advisors and employees of the Company or any other person or company engaged to provide ongoing services to the Company. As of December 1, 1999, the Company has granted a total of 675,000 share purchase options to employees. The stock option plan is exercisable over a four-year period ending on July 13, 2003 at an exercise price of $1.50 per common share. The options are exercisable on a cumulative basis at 1/3 per year commencing July 13, 2000.

         A total of 2,000,000 shares of Common Stock have been reserved for issuance under the Stock Option Plan of which 675,000 have been granted to employees. The Board of Directors determines the terms and provisions of the stock options granted under the Stock Option Plan.

         The Stock Option Plan may be amended at any time by the Board of Directors, although certain amendments may require shareholder approval. The Board of Directors may terminate the Stock Option Plan at any time.

         COMPENSATION OF DIRECTORS

         Directors receive no compensation for serving as Directors.

         EXECUTIVE OFFICERS CONSULTING AGREEMENT

         On January 21, 1999, the Company entered into separate Consulting Agreements with Phil Dubois, and with Ken Bradley, named executive officers of the Company. Pursuant to these Consulting Agreements, Mr. Dubois and Mr. Bradley provide corporate financing and business strategy consulting services to and on behalf of the Company and each receive compensation of $6,000 Canadian per month.

         Each consulting agreement is for a term of two years. The Company may renew either or both of the consulting agreements for successive terms of a duration decided by the Company by written notice to the other party. Absent agreement by the parties or notice by the Company, each of the Consulting Agreements automatically renews for a one-year term. Each consulting agreement contains confidentiality and certain non-compete provisions. Each consulting agreement provides that the Company determines what corporate benefit plans and programs Mr. Dubois or Mr. Bradley will participate in and the terms of such participation.

         The Company has the right to terminate Mr. Dubois at any time for legal cause without notice or payment to him. If the Company terminates the consulting agreement of Mr. Dubois without cause, the Company is obligated to pay him $12,000 Canadian for each month remaining in the term of the Consulting Agreement.

         The Company has the right to terminate Mr. Bradley at any time for legal cause without notice or payment to him. If the Company terminates the Consulting Agreement of Mr. Bradley without cause, the Company is obligated to pay him $12,000 Canadian for each month remaining in the term of the Consulting Agreement.

         Either Mr. Dubois or Mr. Bradley may terminate his Consulting Agreement on three- (3) month's prior notice to the Company.


ITEM 6.           INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

         Except for (a) the issuance of shares of its stock to Mr. Forgeron pursuant to the Acquisition Agreement between WelcomeTo Search Engine, Inc. and the Company and the issuance of shares of its stock to Messrs. Dubois and Bradley pursuant to the Acquisition Agreement between Xceedex Technologies, Inc. and the Company, (b) the compensation described herein, and (c) advances to and by certain officers to cover expenses, all of which were reimbursed or repaid without interest, no director, executive officer, holder of ten percent of the Company's outstanding common stock, or any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company, to the Company's knowledge, had a material interest either direct or indirect, in any particular transaction or series of transactions to which the

Company or any subsidiary was a party, during the two fiscal years ended June 30, 1998 and 1999, and to December 31, 1999.

ITEM 7.           DESCRIPTIONS OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.001 per share.

         Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of Common Stock, as such, have no preemptive, subscription, redemption or conversion rights, and there are no sinking fund provisions applicable to the Common Stock.

         The transfer agent and registrar for the Company's Common Stock is Interwest Transfer Co. Inc.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


         Shares of the Company's Common Stock trade on the OTCBB under the symbol CYXP. The following table at month end sets forth the range of high and low bid quotations (as reported by NASDAQ) for the period October 30, 1998 to April 30, 2000:



MONTH                      HIGH BID                  LOW BID
ENDED                      --------                  -------
-----
October 30, 1998           4.0625                    2.7500
November 30, 1998          3.0000                    2.5625
December 31, 1998          2.1250                    2.0000
January 29, 1999           7.2500                    5.8750
February 26, 1999          4.0625                    3.8750
March 31, 1999             6.4375                    4.9375
April 30, 1999             3.9688                    3.8438
May 28, 1999               2.9688                    2.7500
June 30, 1999              2.4375                    2.0625
July 30, 1999              2.5000                    2.4375
August 31, 1999            1.7500                    1.6875
September 30, 1999         1.5000                    1.3750
October 31, 1999           1.2500                    1.1250
November 30, 1999          0.8438                    0.6875
December 31, 1999          0.3750                    0.3600
January 31, 2000           0.7500                    0.5900
February 29, 2000          0.6200                    0.6000
March 31, 2000             0.5100                    0.4500
April 30, 2000             0.3400                    0.3100


         On December 31, 1999 the last reported sale price of the Common Stock, as reported by NASDAQ was $0.3750 per share.

         As of December 31, 1999 there were 186 holders of record of shares of the Company's Common Stock.

         The Company has not declared or paid any cash dividends on its Common Stock since inception, and the Company's Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's Board of Directors.

ITEM 2.           LEGAL PROCEEDINGS


         There are no pending legal proceedings to which the Company is a party, which could have a material adverse effect on the Company.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


         PricewaterhouseCoopers was engaged by WelcomeTo Search Engine, Inc. to audit its financial statements as of June 30, 1998 and for the period October 27, 1997 (the date of incorporation of WelcomeTo Search Engine Inc.) through June 30, 1998. PricewaterhouseCoopers resigned on January 28, 1999. PricewaterhouseCoopers report on the financial statements referenced above did not contain an adverse opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

         The decision to change accountants was approved by the Board of Directors on March 29, 1999.

         During the period of its engagement there was no disagreements with PricewaterhouseCoopers on any matter of accounting principles, financial statement disclosure or auditing scope or procedures.

         The Company engaged Ernst & Young, LLP as its principal accountant on March 30, 1999. Ernst & Young LLP were appointed as accountants at the Annual General Meeting on August 25, 1999.


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES


         Prior to the acquisition of WelcomeTo Search Engine Inc. by the Company WelcomeTo Search Engine Inc. had issued 8,510,000 common shares for cash, services and charitable donations in private offerings under Section 4(2) of the Securities Act of 1933 as amended (the "Securities Act") and under Regulation S promulgated under the Securities Act. The 8,510,000 common shares issued by WelcomeTo Search Engine Inc. can be summarized as follows. On October 27, 1999, 800 common shares were issued to four non-U.S. persons upon incorporation of WelcomeTo Search Engine Inc. for total consideration of $5. From October 27, 1997 to January 6, 1999, WelcomeTo Search Engine Inc. issued 5,836,448 common shares at an average price of $0.19 per share for services rendered to employees, an officer and a director. A total compensation expense of $1,117,654 was recorded, $863,718 in the period from October 27, 1997 (inception) to June 30, 1998 and $253,936 in the year ended June 30, 1999. This offering was made to twenty-six non-U.S. persons outside the United States. The offering was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. During the year ended June 30, 1999, an additional 2,392,752 common shares were issued at an average price of $.18 per share for a total cash consideration of $459,118. This offering was made to fifty non-U.S. persons outside the United States. The offering was exempt from registration under Regulation S promulgated under the Securities Act. A commission of $32,487 was paid to a Canadian firm relating to this offering of securities resulting in net cash proceeds of $426,631. ($459,118 less $32,487). During the year ended June 30, 1999, an additional 160,000 common shares were issued for consulting services at an average price of $.19 per share for a total cash consideration of $30,521. This offering was made to four non-U.S. persons outside the United States. The offering was exempt from registration under Regulation S promulgated under the Securities Act. During the year ended June 30, 1999, an additional 40,000 common shares were issued for an investment in Golf Escape at an average price of $.09 per share for $3,406 which has been written off in the year ended June 30, 1998. This offering was made to one non-U.S. person outside the United States. The offering was exempt from registration under Regulation S promulgated under the Securities Act. In November 1998, WelcomeTo Search Engine Inc. donated 80,000 common shares to two Canadian charitable organizations for purposes of this donation each common share was valued at $0.19 for a total donation of $15,207. This offering was made outside the United States. The offering was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction.

         Pursuant to a share purchase agreement dated January 7, 1999, the shareholders of WelcomeTo sold their 100% interest in WelcomeTo to CityXpress.com for 8,510,000 shares in CityXpress.com which represented a controlling interest of approximately 62.5%. For accounting purposes this transaction was considered the recapitization of WelcomeTo and the acquisition of CityXpress.com by WelcomeTo. The reverse acquisition resulted in one-time costs of $225,000 for finders fees pertaining to the acquisition of Xceedx and WelcomeTo, which was paid for by the issuance of 450,000 common shares issued in an offering exempt from registration under Regulation S promulgated under the Securities Act to two Canadian companies outside the United States. Each common share was valued at $0.50. These shares were issued after the year-end June 30, 1999 and are included in the total to be issued of 627,860 shares at June 30, 1999.


         At the time of acquisition, CityXpress.com had outstanding shares totaling 5,100,000. After the acquisition total common shares outstanding were 13,610,000.

         In January 1999, CityXpress.com acquired all of the issued and outstanding shares of Xceedx by exchanging one share of CityXpress.com for each share of common stock of Xceedx. As a result CityXpress.com issued 6,250,000 shares of common stock in a private offering under section 4(2) of the Securities Act. No fees or commissions were paid in connection with the transaction.


         In March 1999, the Company issued 33,333 shares of common stock at a purchase price of $3.00 per share for a total offering of $99,999. This offering was made to seven subscribers outside the United States. The offering was not underwritten. The offering was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction.

         In June 1999, the Company accepted subscription agreements for 177,860 shares of common stock at a purchase price of $1.50 per share for a total offering of $266,790. The shares were issued after the year ended June 30, 1999 and are included in the total to be issued at June 30, 1999 of 627,860 shares. This offering was made to five subscribers outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each during the first year and $2.00 during the second year. The warrants expire on June 10, 2000 and June 10, 2001 respectively.


         In July 1999, the Company issued 45,260 shares of common stock at a purchase price of $1.50 per share for a total offering of $67,890. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each during the first year and $2.00 during the second year. The warrants expire on July 14, 2000 and July 14, 2001 respectively.


         In August 1999, the Company accepted a subscription agreement for 100,000 shares of common stock at a purchase price of $1.50 per share for a total offering of $150,000. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each during the first year and $2.00 during the second year. The warrants expire on August 15, 2000 and August 15, 2001 respectively.

         In September 1999, the Company accepted a subscription agreement for 46,666 shares of common stock at a purchase price of $1.50 per share for a total offering of $70,000. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each during the first year and $2.00 during the second year. The warrants expire on September 30, 2000 and September 30, 2001 respectively. This subscription agreement provided that the Company could issue additional shares if subsequent subscriptions were accepted by the Company at a lower purchase price per share than $1.50 until March 31, 2000. After December 31, 1999, the Company issued an additional 93,334 common shares to the subscriber and the exercise prices of the warrants have been reduced from $1.50 to $0.50 per share during the first year and from $2.00 to $0.75 during the second year. The effect of issuing additional 93,334 common shares results in an average share price of $0.50 per share. The additional 93,334 shares is reflected in the to be issued total of 172,617 at December 31, 1999.

         In September 1999, the Company accepted a subscription agreement for 325,800 shares of common stock at a purchase price of $0.50 per share for a total offering of $162,900. The shares were issued after the quarter ending December 31, 1999 and are included in the total to be issued amount of 742,458 at December

31, 1999. This offering was made to two subscribers outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.50 each during the first year and $0.75 during the second year. The warrants expire on September 30, 2000 and September 30, 2001 respectively.

         In October 1999, the Company accepted a subscription agreement for 52,855 shares of common stock at a purchase price of $1.25 per share for a total offering of $66,069. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.25 each during the first year and $2.00 during the second year. The warrants expire on October 13, 2000 and October 13, 2001 respectively. This subscription agreement provided that the Company could issue additional shares if subsequent subscriptions were accepted by the Company at a lower purchase price per share than $1.25 until March 31, 2000. After December 31, 1999, the Company issued an additional 79,283 common shares to the subscriber and the exercise prices of the warrants have been reduced from $1.25 to $0.50 per share during the first year and from $2.00 to $0.75 during the second year. The effect of issuing additional 79,283 common shares results in an average share price of $0.50 per share. The additional 79,283 shares is reflected in the to be issued total of 172,617 at December 31, 1999.

         In December 1999, the Company accepted a subscription agreement for 408,000 shares of common stock at a purchase price of $0.50 per share for a total offering of $204,000. The shares were issued after the quarter ending December 31, 1999 and are included in the total to be issued of 742,458 at December 31, 1999. This offering was made to two subscribers outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.50 each during the first year and $0.75 during the second year. The warrants expire on December 10, 2000 and December 10, 2001 respectively.

         In December 1999, the Company accepted a subscription agreement for 8,658 shares of common stock at a purchase price of $0.75 per share for a total offering of $6,494. The shares were issued after December 31, 1999 and are included in the to be issued total of 742,458 at December 31, 1999. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction.

         In January 2000, the Company accepted a subscription agreement for 138,000 shares of common stock at a purchase price of $0.50 per share for a total offering of $69,000. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.50 each during the first year and $0.75 during the second year. The warrants expire on January 18, 2001 and January 18, 2002 respectively.

         In January 2000, the Company accepted a subscription agreement for 500,000 shares of common stock at a purchase price of $0.50 per share for a total offering of $250,000. This offering was made to two subscribers outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.50 each during the first year and $0.75 during the second year. The warrants expire on January 31, 2001 and January 31, 2002 respectively.

         Tabular information regarding the warrants issued in these securities placements is contained in the unaudited consolidated financial statements for the six months ended December 31, 1999 note 3(d) attached hereto.


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders. Section 607.0831 of the Florida 1989 Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the Company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless:
(a) the director breach or failed to perform his or her duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the liability provisions of Section
607.0834 (liability for unlawful distributions); (4) in a proceeding by or in the right of the Company to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the Company, or willful misconduct; or (5) in a proceeding by or in the right of someone other than the Company or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

         The Company's Articles of Incorporation provide that the Company has the power, in its bylaws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of the Company against any contingency or peril as may be determined to be in the best interest of the Company, and in conjunction therewith, to procure, at the Company's expense, policies of insurance.

         Section 607.0850 of the Florida Act provides that the Company has the power to: (a) indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and (b) indemnify any person who was or is a party to any proceeding by, or in the right of, the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses and amounts paid in settlement not exceeding, in the judgment of the Company's Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the Company, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application, that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. which such court shall deem proper. To the extent that a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any proceeding referred to in (a) or (b) above, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

         In addition, expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the Company in advance of the final disposition of such proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the Company pursuant to Section 607.0850.

         Pursuant to Section 607.0850(9) of the Florida Act, unless the Company's Articles of Incorporation provide otherwise, (the Company's Articles of Incorporation do not provide otherwise) notwithstanding the failure of the Company to provide indemnification, and despite any contrary determination of the Company's Board of Directors or shareholders in the specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply for indemnification or advancement of expense, or both, to the court conducting the proceeding or to another court of competent jurisdiction.

         Pursuant to Section 607.0850(12) of the Florida Act, the Company is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the Company would have the power to indemnify the person against such liability under the provisions of Section 607.0850 of the Florida Act.

         The Company has not agreed to indemnify its officers and directors as permitted by Section 607.0850 of the Florida Act. The Company does not maintain indemnification insurance for its officers and directors.




                                    PART F/S
FINANCIAL STATEMENTS

            Audited Consolidated Financial Statements of CityXpress.com Corp. (formerly WelcomeTo Search Engine, Inc.) as at June 30, 1999.

            Audited Combined Financial Statements of Xceedx Technologies Inc. for the years ended January 14, 1999 and 1998.

            Unaudited Consolidated Financial Statements of CityXpress.com Corp. as at December 31, 1999 and 1998.

            Unaudited Consolidated Pro Forma Statement of Operations of CityXpress.com Corp. for the year ended June 30, 1999.

                                    CONSOLIDATED FINANCIAL STATEMENTS


                                    CITYXPRESS.COM CORP.
                                    (A DEVELOPMENT STAGE ENTERPRISE)
                                    (FORMERLY WELCOMETO SEARCH ENGINE, INC.)



                                    JUNE 30, 1999

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of
CITYXPRESS.COM CORP.

We have audited the accompanying consolidated balance sheets of CITYXPRESS.COM CORP. (a development stage enterprise) as at June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended June 30, 1999 and for each of the periods from October 27, 1997 (date of incorporation) to June 30, 1999 and through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CityXpress.com Corp. at June 30, 1999 and 1998 and the consolidated results of its operations and its cash flows for the year ended June 30, 1999 and for each of the periods from October 27, 1997 (date of incorporation) to June 30, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage, has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            /s/ Ernst & Young LLP

Vancouver, Canada,
September 24, 1999.                                       Chartered Accountants

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED BALANCE SHEETS
                 [See Nature of Business and Liquidity - Note 1]

As at June 30                                                                                    (expressed in U.S. dollars)

                                                                                                   1999               1998
                                                                                                    $                  $
------------------------------------------------------------------------------------------------------------------------------

ASSETS [note 7]
CURRENT
Cash                                                                                              234,214               60,778
Accounts and other receivables                                                                     29,350               15,072
Prepaid expenses and deposits                                                                      38,762                1,522
------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                              302,326               77,372
------------------------------------------------------------------------------------------------------------------------------
Property and equipment, net [note 4]                                                               99,769               22,803
eCommerce technology, net [note 5]                                                              1,219,734                   --
------------------------------------------------------------------------------------------------------------------------------
                                                                                                1,621,829              100,175
==============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Bank indebtedness [note 7]                                                                          7,999                   --
Accounts payable and accrued liabilities [note 6]                                                 280,154              893,815
Deferred revenue                                                                                    6,190                   --
Loan payable [note 7]                                                                              72,704                   --
------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                         367,047              893,815
------------------------------------------------------------------------------------------------------------------------------
Deferred tax liability [note 10]                                                                  413,100                   --
------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                 780,147              893,815
------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies [note 9]
STOCKHOLDERS' EQUITY
Share stock [note 8]
   Common stock, $0.001 par value, 50,000,000
     authorized, issued and outstanding - 19,893,333 in 1999
     and 800 in 1998                                                                               11,383                   --
   Common stock to be issued - 627,860 at June 30, 1999
     and 1,756,380 at June 30, 1998                                                               266,790              276,903
   Additional paid in capital                                                                   3,282,029                    5
Other accumulated comprehensive income [note 2[g]]                                                 19,625               25,519
Deficit accumulated during the development stage                                               (2,738,145)          (1,096,067)
------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                                        841,682             (793,640)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                1,621,829              100,175
==============================================================================================================================

See accompanying notes

On behalf of the Board:


                                    Director                      Director

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               (expressed in U.S. dollars)

                                                                                             PERIOD FROM           PERIOD FROM
                                                                                           OCTOBER 27, 1997     OCTOBER 27, 1997
                                                                          YEAR ENDED        (INCEPTION) TO       (INCEPTION) TO
                                                                            JUNE 30,            JUNE 30,             JUNE 30,
                                                                             1999                 1998                 1999
                                                                              $                    $                     $
--------------------------------------------------------------------------------------------------------------------------------

REVENUE                                                                     11,710                     --                 11,710
--------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Sales and marketing                                                        154,903                  3,886                158,789
Product development and technology                                         509,372                 73,223                582,595
Finance and administration                                               1,060,766              1,018,958              2,079,724
--------------------------------------------------------------------------------------------------------------------------------
                                                                         1,725,041              1,096,067              2,821,108
--------------------------------------------------------------------------------------------------------------------------------
Net losses from operations                                              (1,713,331)            (1,096,067)            (2,809,398)
Interest and miscellaneous income                                            2,353                     --                  2,353
Deferred income tax recovery [note 10]                                      68,900                     --                 68,900
--------------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                                 (1,642,078)            (1,096,067)            (2,738,145)
================================================================================================================================

COMPREHENSIVE LOSS
Net loss for the period                                                 (1,642,078)            (1,096,067)            (2,738,145)
Foreign currency translation                                                (5,894)                25,519                 19,625
--------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS                                                      (1,647,972)            (1,070,548)            (2,718,520)
--------------------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share [note 8[b]]                                 (0.12)                 (0.13)
================================================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                            CONSOLIDATED STATEMENT OF
                         STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                       (expressed in U.S. dollars)


                                                                                                       COMMON          COMMON
                                                                                           COMMON    STOCK TO BE     STOCK ISSUED
                                                                                            STOCK      ISSUED      AND OUTSTANDING
                                                                                              #           #               $
-----------------------------------------------------------------------------------------------------------------------------------
[note 1[b]]
Deemed common shares issued to founders for cash [note 8[a][i]]                               800             --         --
Deemed common shares issued for services [note 8[a][ii]]                                       50             --         --
Deemed common shares issued for cash [note 8[a][iii]]                                          50             --         --
Deemed common shares issued for investment [note 8[a][iv]]                                     10             --         --
Acquisition and cancellation of shares [note 8[a][v]]                                        (110)       360,000         --
Deemed common shares to be issued [note 8[a][vi]]                                              --      1,396,380         --
Issue costs [note 8[a][vi]]                                                                    --             --         --
Net loss for the period                                                                        --             --         --
Foreign currency translation                                                                   --             --         --
-----------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of June 30, 1998 [note 1[b]]                                            800      1,756,380         --
Deemed common shares issued for cash received in the prior year [note 8[a][v]]            160,000       (160,000)        --
Deemed common shares issued for services rendered in the prior year [note 8[a][v]]        160,000       (160,000)        --
Deemed common shares issued for investment in the prior year [note 8[a][v]]                40,000        (40,000)        --
Deemed common shares issued for services rendered
     in prior year [note 8[a][vii]]                                                     4,499,200             --         --
Deemed common shares issued for services rendered
     in current year [note 8[a][vii]]                                                   1,337,248             --         --
Deemed common shares issued for cash [note 8[a][viii]]                                    237,667             --         --
Deemed common shares issued to
     charitable organizations [note 8[a][ix]]                                              80,000             --         --
Prior year's subscription shares issued in current year [note 8[a][vi]]                 1,396,380     (1,396,380)        --
Deemed common shares issued pursuant to private placement [note 8[a][x]]                  598,705             --         --
Issue costs [note 8[a][x]]                                                                     --             --         --
-----------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of January 7, 1999                                                8,510,000             --         --
Acquisition of CityXpress.com by WelcomeTo [note 1[b]]                                  5,100,000             --      5,100
Acquisition of Xceedx [note 3]                                                          6,250,000             --      6,250
Shares to be issued for services rendered [notes 1 and 8[a][xi]]                               --        450,000         --
Finders fees acquisition costs [notes 1 and 8[a][xi]]                                          --             --         --
Shares issued pursuant to private placement [note 8[a][xii]]                               33,333             --         33
Shares to be issued [notes 8[a][xiii]]                                                         --        177,860         --
Net loss for the period                                                                        --             --         --
Foreign currency translation                                                                   --             --         --
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding as of June 30, 1999                                                        19,893,333        627,860     11,383
===================================================================================================================================

                                                                                                        (expressed in U.S. dollars)

                                                                                                                       OTHER
                                                                                       COMMON        ADDITIONAL     ACCUMULATED
                                                                                     STOCK TO BE      PAID-IN      COMPREHENSIVE
                                                                                       ISSUED         CAPITAL           LOSS
                                                                                         $               $               $
-----------------------------------------------------------------------------------------------------------------------------------

[note 1[b]]
Deemed common shares issued to founders for cash [note 8[a][i]]                             --              5          --
Deemed common shares issued for services [note 8[a][ii]]                                    --         30,521          --
Deemed common shares issued for cash [note 8[a][iii]]                                       --         17,033          --
Deemed common shares issued for investment [note 8[a][iv]]                                  --          3,406          --
Acquisition and cancellation of shares [note 8[a][v]]                                   50,960        (50,960)         --
Deemed common shares to be issued [note 8[a][vi]]                                      236,130             --          --
Issue costs [note 8[a][vi]]                                                            (10,187)            --          --
Net loss for the period                                                                     --             --          --
Foreign currency translation                                                                --             --      25,519
-----------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of June 30, 1998 [note 1[b]]                                     276,903              5      25,519
Deemed common shares issued for cash received in the prior year [note 8[a][v]]         (17,033)        17,033          --
Deemed common shares issued for services rendered in the prior year [note 8[a][v]]     (30,521)        30,521          --
Deemed common shares issued for investment in the prior year [note 8[a][v]]             (3,406)         3,406          --
Deemed common shares issued for services rendered
     in prior year [note 8[a][vii]]                                                         --        863,718          --
Deemed common shares issued for services rendered
     in current year [note 8[a][vii]]                                                       --        253,936          --
Deemed common shares issued for cash [note 8[a][viii]]                                      --         40,337          --
Deemed common shares issued to
     charitable organizations [note 8[a][ix]]                                               --         15,207          --
Prior year's subscription shares issued in current year [note 8[a][vi]]               (225,943)       225,943          --
Deemed common shares issued pursuant to private placement [note 8[a][x]]                    --        175,805          --
Issue costs [note 8[a][x]]                                                                  --        (32,487)         --
-----------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of January 7, 1999                                                    --      1,593,424      25,519
Acquisition of CityXpress.com by WelcomeTo [note 1[b]]                                      --        719,889          --
Acquisition of Xceedx [note 3]                                                              --        868,750          --
Shares to be issued for services rendered [notes 1 and 8[a][xi]]                            --        225,000          --
Finders fees acquisition costs [notes 1 and 8[a][xi]]                                       --       (225,000)         --
Shares issued pursuant to private placement [note 8[a][xii]]                                --         99,966          --
Shares to be issued [notes 8[a][xiii]]                                                 266,790             --          --
Net loss for the period                                                                     --             --          --
Foreign currency translation                                                                --             --      (5,894)
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding as of June 30, 1999                                                        266,790      3,282,029      19,625
===================================================================================================================================

                                                                                                        (expressed in U.S. dollars)

                                                                                      ACCUMULATED        TOTAL
                                                                                      DEVELOPMENT    STOCKHOLDERS'
                                                                                     STAGE DEFICIT      EQUITY
                                                                                           $               $
-----------------------------------------------------------------------------------------------------------------------------------

[note 1[b]]
Deemed common shares issued to founders for cash [note 8[a][i]]                               --              5
Deemed common shares issued for services [note 8[a][ii]]                                      --         30,521
Deemed common shares issued for cash [note 8[a][iii]]                                         --         17,033
Deemed common shares issued for investment [note 8[a][iv]]                                    --          3,406
Acquisition and cancellation of shares [note 8[a][v]]                                         --             --
Deemed common shares to be issued [note 8[a][vi]]                                             --        236,130
Issue costs [note 8[a][vi]]                                                                   --        (10,187)
Net loss for the period                                                               (1,096,067)    (1,096,067)
Foreign currency translation                                                                  --         25,519
-----------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of June 30, 1998 [note 1[b]]                                    (1,096,067)      (793,640)
Deemed common shares issued for cash received in the prior year [note 8[a][v]]                --             --
Deemed common shares issued for services rendered in the prior year [note 8[a][v]]            --             --
Deemed common shares issued for investment in the prior year [note 8[a][v]]                   --             --
Deemed common shares issued for services rendered
     in prior year [note 8[a][vii]]                                                           --        863,718
Deemed common shares issued for services rendered
     in current year [note 8[a][vii]]                                                         --        253,936
Deemed common shares issued for cash [note 8[a][viii]]                                        --         40,337
Deemed common shares issued to
     charitable organizations [note 8[a][ix]]                                                 --         15,207
Prior year's subscription shares issued in current year [note 8[a][vi]]                       --             --
Deemed common shares issued pursuant to private placement [note 8[a][x]]                      --        175,805
Issue costs [note 8[a][x]]                                                                    --        (32,487)
-----------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of January 7, 1999                                              (1,096,067)       522,876
Acquisition of CityXpress.com by WelcomeTo [note 1[b]]                                        --        724,989
Acquisition of Xceedx [note 3]                                                                --        875,000
Shares to be issued for services rendered [notes 1 and 8[a][xi]]                              --             --
Finders fees acquisition costs [notes 1 and 8[a][xi]]                                         --             --
Shares issued pursuant to private placement [note 8[a][xii]]                                  --         99,999
Shares to be issued [notes 8[a][xiii]]                                                        --        266,790
Net loss for the period                                                               (1,642,078)    (1,642,078)
Foreign currency translation                                                                  --         (5,894)
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding as of June 30, 1999                                                       (2,738,145)       841,682
===================================================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                     (expressed in U.S. dollars)

                                                                                      PERIOD FROM        PERIOD FROM
                                                                                    OCTOBER 27, 1997   OCTOBER 27, 1997
                                                                    YEAR ENDED       (INCEPTION) TO     (INCEPTION) TO
                                                                      JUNE 30,          JUNE 30,           JUNE 30,
                                                                       1999              1998               1999
                                                                         $                 $                  $
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                                 (1,642,078)        (1,096,067)        (2,738,145)
Adjustments to reconcile net loss to net cash
   used in operating activities
   Amortization [note 5]                                               196,750                 --            196,750
   Depreciation [note 4]                                                28,801                363             29,164
   Gain on disposal of assets                                              (28)                --                (28)
   Shares issued for services                                          269,143             30,521            299,664
   Write-down of investment                                                 --              3,406              3,406
   Deferred income tax recovery                                        (68,900)                --            (68,900)
Changes in operating assets and liabilities
   Accounts and other amounts receivable                                  (778)           (15,347)           (16,125)
   Prepaid expenses and deposits                                       (37,240)            (1,557)           (38,797)
   Accounts payable and accrued liabilities                            202,303            915,659          1,117,962
   Deferred revenue                                                      6,190                 --              6,190
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                               (1,045,837)          (163,022)        (1,208,859)
-----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of loan payable                                               (2,662)                --             (2,662)
Proceeds from stock issued and to be issued, net                       510,107            248,720            758,827
Proceeds from exercise of warrants                                      40,337                 --             40,337
Borrowings under bank indebtedness                                       7,999                 --              7,999
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                              555,781            248,720            804,501
-----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds on disposition of property and equipment                        1,221                 --              1,221
Acquisition of property and equipment                                  (99,040)           (23,797)          (122,837)
Cash acquired on acquisition of subsidiaries
   [notes 1 and 3]                                                     763,500                 --            763,500
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                  665,681            (23,797)           641,884
-----------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                         (2,189)            (1,123)            (3,312)

NET INCREASE IN CASH DURING THE PERIOD                                 173,436             60,778            234,214
Cash, beginning of period                                               60,778                 --                 --
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH, END OF PERIOD                                                234,214             60,778            234,214
===================================================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

     June 30, 1999                                   (expressed in U.S. dollars)



1. NATURE OF BUSINESS AND LIQUIDITY

[a]   NATURE OF OPERATIONS AND CONTINUING ENTITY

These consolidated financial statements are the continuing financial statements of WelcomeTo Search Engine ("WelcomeTo") (a development stage enterprise), a British Columbia corporation which was incorporated on October 27, 1997. On January 7, 1999, WelcomeTo acquired the net assets of CityXpress.com Corp. (formerly Wicked Wings of Buffalo) ("CityXpress.com"), a United States non-operating company traded on the NASDAQ OTC Bulletin Board. After the acquisition, the accounting entity continued under the name of CityXpress.com [note 1[b]].

[b]   REVERSE ACQUISITION OF CITYXPRESS.COM

Pursuant to a share purchase agreement dated January 7, 1999, the shareholders of WelcomeTo sold their 100% interest in WelcomeTo to CityXpress.com in consideration for 8,510,000 shares of CityXpress.com which represented a controlling interest of approximately 62.5%. This transaction is considered an acquisition of CityXpress.com (the accounting subsidiary/legal parent) by WelcomeTo (the accounting parent/legal subsidiary) and has been accounted for as a purchase of the net assets of CityXpress.com by WelcomeTo in these consolidated financial statements because CityXpress.com had no business operations at the time of the acquisition. The reverse acquisition resulted in approximately $225,000 of one-time costs which were paid by the issuance of shares. The costs of recapitalization have been charged against shareholders' equity.

These consolidated financial statements are issued under the name of CityXpress.com, but are a continuation of the financial statements of the accounting acquirer, WelcomeTo. WelcomeTo's assets and liabilities are included in the consolidated financial statements at their historical carrying amounts. For purposes of the acquisition, the fair value of the net assets of CityXpress.com of $724,989 is ascribed to the 5,100,000 previously outstanding common shares of CityXpress.com deemed to be issued in the acquisition as follows:

                                                                            $
-------------------------------------------------------------------------------

Net assets acquired
   Cash                                                                 750,000
   Accounts payable                                                      25,011
-------------------------------------------------------------------------------
                                                                        724,989
Deemed consideration
   5,100,000 shares of CityXpress.com                                   724,989
===============================================================================

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                        (expressed in U.S. dollars)

1. NATURE OF BUSINESS AND LIQUIDITY (CONT'D.)

Prior to the reverse acquisition on January 7, 1999, the deemed number of outstanding shares of CityXpress.com was equal to the 8,510,000 which were issued to the shareholders of WelcomeTo in the acquisition. These shares have been allocated to the changes in the combined issued and outstanding and additional paid-in-capital common stock of WelcomeTo to January 7, 1999.

The Company's main products are a search engine for the internet and a suite of internet applications. The search engine allows users to focus their search within a specific geographic location. The internet applications allow companies or end users to build e-commerce directories, catalogues and classified business systems for small and mid-sized organizations. The Company currently operates in only one industry segment and its marketing efforts are currently targeted to the North American market.

The Company's consolidated financial statements for the year ended June 30, 1999 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a loss of $1,642,078 for the year ended June 30, 1999. The Company is still a development stage enterprise and is expected to incur losses and expenditures prior to the commencement of full-scale operations in future years. The ability of the Company to continue as a going concern is dependent upon its ability to achieve profitable operations and to obtain additional capital. Management expects to raise additional capital through private placements. The outcome of these matters cannot be predicted at this time. No assurances can be given that the Company will be successful in raising sufficient additional capital. Further, there can be no assurance, assuming the Company successfully raises additional funds, that the Company will achieve positive cash flow. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company's operating expenses. These financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States. The Company's significant accounting policies are summarized below.

[a]   PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of CityXpress.com Corp. and its wholly-owned subsidiaries, WelcomeTo Search Engine Inc. (British Columbia) and Xceedx Technologies Inc. (British Columbia).

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                        (expressed in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

[b]   USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

[c]   PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are being depreciated over their useful lives on the following terms:

     Computer equipment and software         3 years straight line
     Office furniture and office equipment   5 years straight line
     Leasehold improvements                  over the remaining lease period

[d]   ECOMMERCE TECHNOLOGY

eCommerce technology arose as part of the acquisition of Xceedx Technologies Inc. and is being amortized on a straight-line basis over its useful life, which is 36 months. The Company continually evaluates whether events and circumstances have occurred indicating the remaining estimated useful life of this asset may warrant revision, or may not be recoverable. If factors indicate that the value of the eCommerce technology has been impaired, the Company uses an estimate of the remaining recoverable value, based on undiscounted cash flows. Unrecoverable amounts are charged to operations in the applicable period.

[e]   PRODUCT DEVELOPMENT COSTS

Product development costs are expensed as incurred and are included in operating expenses in the category "product development and technology".

[f]   STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion #25 whereby the intrinsic value of options granted is recorded at the measurement date. The Company has elected to only disclose the effects of the fair value method of accounting for stock options prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                        (expressed in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

[g]   FOREIGN EXCHANGE

The functional currency of the Company is the Canadian dollar, while the reporting currency in the consolidated financial statements is in the U.S. dollar. Asset and liability accounts are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenue and expense amounts are translated at the average exchange rate for the year. Gains or losses resulting from this process are recorded in stockholders' equity as an adjustment to other accumulated comprehensive income.

[h]   REVENUE RECOGNITION

The Company's revenue is derived from various sources, resulting in the following types of revenue recognition:

- Initial set-up fee revenue for Xpress/sites eCommerce stores is recognized when the client's web site is activated for the world wide web, at which time the Company retains no material conditions or obligations to our client.
- Professional service revenue is recognized as the services are performed for the client.
- Hosting revenue is recognized monthly and amortized over the contract period for hosting service.
- Email revenue is recognized monthly and amortized over the contract period for e-mail service.

[i]   ADVERTISING COSTS

Advertising costs are expensed as incurred and amounted to $38,694 in the year ended June 30, 1999 [1998 - $547].

[j]   DEFERRED REVENUE

Deferred revenue reflects the cash received in advance of services rendered for website hosting and e-mail.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                        (expressed in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

[k]   INCOME TAXES

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

[l]   FINANCIAL INSTRUMENTS

Amounts reported for cash, accounts receivable, accounts payable and accrued liabilities and loans payable are considered to approximate fair value primarily due to their short maturities and current interest rates.

[m]   COMPUTATION OF LOSS PER COMMON SHARE

The basic loss per share figures are calculated on the following basis:

- The number of shares outstanding from the beginning of the fiscal period to the date of the reverse acquisition on January 7, 1999, are deemed to be the number of shares issued by CityXpress.com to WelcomeTo.
- The number of shares outstanding from the date of the reverse acquisition to the end of each of the fiscal periods are deemed to be the weighted average number of shares of CityXpress.com outstanding in each period.

Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. For the periods ended June 30, 1999 and 1998, there were no dilutive potential common shares outstanding.

[n]   RECENT PRONOUNCEMENT

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 will be effective for the Company's June 30, 2000 year end. The Company has not determined the impact, if any, of these pronouncements on its consolidated financial statements.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


June 30, 1999                                       (expressed in U.S. dollars)


3. BUSINESS ACQUISITION

On January 27, 1999 the Company acquired 100% of the issued and outstanding share stock of Xceedx Technologies Inc., a company whose principal business was developing and selling eCommerce software products. The acquisition will be accounted for by the purchase accounting method, in which the results of operations are included in the Company's accounts from the date of acquisition. Details of this acquisition are as follows:

                                                                          #
                                                                      OF SHARES              $
-------------------------------------------------------------------------------------------------
Purchase price                                                                            875,000
=================================================================================================

Consideration given:
Common shares issued January 27, 1999                                6,250,000            875,000
=================================================================================================

The purchase price has been allocated according to the estimated fair values of the assets and liabilities of Xceedx Technologies Inc. as follows:

                                                                                            $
-------------------------------------------------------------------------------------------------
Cash                                                                                       13,500
Accounts receivable and prepaids                                                           10,822
Property and equipment                                                                      6,727
eCommerce technology [note 5]                                                           1,416,484
Accounts payable and accrued liabilities                                                  (22,643)
Loan payable                                                                              (67,890)
Deferred tax liability                                                                   (482,000)
-------------------------------------------------------------------------------------------------
Net assets                                                                                875,000
=================================================================================================

The allocation to net assets includes incurred liabilities of $9,352 in respect of acquisition costs.

Unaudited pro forma financial information for the acquisition as if the business had been acquired at the beginning of each respective fiscal period is presented as follows:

                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------
Revenue                                                                 92,423             36,307
Net loss                                                             1,905,084          1,393,217
-------------------------------------------------------------------------------------------------
Net loss per common share                                                (0.11)             (0.09)
=================================================================================================

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


June 30, 1999                                       (expressed in U.S. dollars)


3. BUSINESS ACQUISITION (CONT'D.)

The unaudited pro forma information does not include the operating savings or synergies anticipated as a result of the combined operations.


4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                1999                              1998
                                    ------------------------------      ---------------------------
                                                      ACCUMULATED                       ACCUMULATED
                                       COST          DEPRECIATION         COST         DEPRECIATION
                                         $                 $                $                $
---------------------------------------------------------------------------------------------------
Computer equipment and software      116,628            28,501            19,471              363
Office furniture and equipment         4,579               189             3,695               --
Leasehold improvements                 7,753               501                --               --
---------------------------------------------------------------------------------------------------
                                     128,960            29,191            23,166              363
---------------------------------------------------------------------------------------------------
NET BOOK VALUE                                 99,769                             22,803
===================================================================================================


5. eCOMMERCE TECHNOLOGY

                                                                          1999               1998
                                                                            $                  $
--------------------------------------------------------------------------------------------------
eCommerce technology [note 3]                                        1,416,484                  --
Accumulated amortization                                               196,750                  --
--------------------------------------------------------------------------------------------------
NET BOOK VALUE                                                       1,219,734                  --
==================================================================================================


6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------
Trade accounts                                                         245,019             14,803
Employee compensation                                                    7,980            849,000
Accrued liabilities                                                     27,155             30,012
-------------------------------------------------------------------------------------------------
                                                                       280,154            893,815
=================================================================================================

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


June 30, 1999                                       (expressed in U.S. dollars)


7. LOAN PAYABLE

                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------
Canadian Imperial Bank of Commerce demand instalment loan               72,704                 --
-------------------------------------------------------------------------------------------------
                                                                        72,704                 --
=================================================================================================

Interest paid during the year ended June 30, 1999 amounted to $2,257 [1998 - $nil]. Interest on the loan is charged at the Canadian prime rate plus 1%, which was 6.25% at June 30, 1999.

As collateral for the instalment loan, Xceedx Technologies Inc. has provided the bank with a General Security Agreement on all property of Xceedx Technologies Inc. In addition, personal guarantees have been provided by two of the directors, supported by CIBC Business Loans Life Insurance.

CREDIT FACILITY

The Company's subsidiary has a credit facility available with the Canadian Imperial Bank of Commerce. This credit facility is arranged in three types of credits as follows:

Credit A A $10,183 revolving demand credit with interest at the bank's prime rate plus 1% per annum. As at June 30, 1999, the amount outstanding under this facility was $7,999 [1998 - $nil].

Credit B $75,809 of demand term loan with interest the bank's prime rate plus 1% per annum, with monthly principal instalments of $445 per month. As at June 30, 1999, the amount outstanding under this facility was $72,704 [1998 - $nil].

Credit C $6,110 pledged in favour of CIBC Merchant VISA against potential liability from account operations in accepting VISA and Mastercard deposits. As at June 1999 and 1998, this facility was not utilized.

Covenants under this credit facility require the Company's subsidiary to maintain a minimum stockholders' equity in excess of a specified amount, not to make capital expenditures in excess of a specified amount; and to obtain approval prior to payment of dividends and advancing loans to other parties. As at June 30, 1999, the Company's subsidiary was not in compliance with the covenant related to minimum stockholders' equity. The Company is in the process of restructuring the credit facility with the bank such that the facility will be transferred from the subsidiary to the parent.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


June 30, 1999                                       (expressed in U.S. dollars)


8. SHARE STOCK

[a]   ISSUANCE OF SHARES

     [i] On October 27, 1997, the Company issued 800 common shares to the founders of the Company at $0.01 per share ($0.01 Cdn.).

     [ii] On October 27, 1997, the Company issued 50 shares in exchange for consulting services provided by third parties. These shares were recorded at the approximate fair value of the consulting services provided of $610 per share ($900 Cdn.).

     [iii] On November 13, 1997, the Company issued 50 common shares for cash at $340 per share ($500 Cdn.).

     [iv] On November 13, 1997, the Company issued 10 common shares in exchange for an investment in Golf Escape Ltd. These shares were recorded at the fair value of the investment received or $340 per share ($500 Cdn.).

     [v] On June 10, 1998, the Company agreed to reacquire and cancel 110 common shares of the Company from certain shareholders. In exchange for these shares, the Company agreed to issue 360,000 common shares upon amendment of the authorized capital of the Company. The cost to reacquire these shares and commitment to issue new shares was recorded as a reduction in common stock and corresponding increase in stock subscriptions. This transaction was recorded using the carrying values of the common stock reacquired of $50,960. The 360,000 common shares were issued on November 15, 1998.

     [vi] Pursuant to stock subscription agreements received from November 1997 through June 1998, on November 15, 1998, Company issued 1,396,380 common shares at $0.17 (Cdn. $0.25) per share. These shares were issued for total cash proceeds of $236,130 less issue costs of $10,187.

     [vii] On November 15, 1998, the Company issued 4,499,200 common shares to certain officers, directors and employees of the Company in exchange for services provided in the period ended June 30, 1998. In addition, the Company issued 1,337,248 common shares to certain officers, directors and employees of the Company in exchange for services provided in July and August 1998. These common shares were issued at the fair value of the common stock of approximately $0.19 (Cdn. $0.28) per share, which was based on third party stock subscriptions. For the year ended June 30, 1999, the Company recorded $253,936 [1998 - $863,718] of compensation expense.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


June 30, 1999                                       (expressed in U.S. dollars)


8. SHARE STOCK (CONT'D.)

     [viii] Pursuant to stock subscription agreements received in August 1998, on November 15, 1998, the Company issued 237,667 common shares at $0.17 (Cdn. $0.25) per share for cash proceeds of $40,337.

     [ix] Pursuant to services rendered in August 1998, on November 15, 1998, the Company issued 80,000 shares to two charitable organizations for services rendered in July and August 1998. These shares were recorded at the fair value of the common stock of approximately $0.19 per share (Cdn $0.28), which was based on third party stock subscription agreements.

     [x] Pursuant to stock subscription agreements received from July through October 1998, on November 15, 1998, the Company issued 274,900 common shares at $0.17 (Cdn. $0.25) per share, 210,471 common shares at $0.34 (Cdn. $0.50) per share, and 113,334 common shares at $0.51 (Cdn. $0.75) per share pursuant to third party stock subscription agreements. The Company received total cash proceeds of $175,805 less issue costs of $32,487.

     [xi] On January 7, 1999, the Company incurred one-time finders fee costs of $225,000 related to the reverse acquisition of the Company. These costs were paid by the issuance of 450,000 common shares at $0.50 (Cdn. $0.74) per share, after the year ended June 30, 1999.

     [xii] On March 15, 1999, the Company issued 33,333 common shares pursuant to stock subscription agreements at a price of $3.00 per share for cash of $99,999.

     [xiii] As at June 30, 1999, the Company received cash, net of financing commissions payable, of $266,790 for stock subscriptions of 177,860 common shares at $1.50 per share. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each after a one year period, and $2.00 each after two years. The warrants expire on June 10, 2000 and June 10, 2001 respectively. These common shares were issued on August 2, 1999.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


June 30, 1999                                       (expressed in U.S. dollars)


8. SHARE STOCK (CONT'D.)

[b]   BASIC AND DILUTED LOSS PER SHARE

The basic and diluted loss per share is based on the following:

                                                                                      PERIOD FROM
                                                                                     OCTOBER 27, 1997
                                                                     YEAR ENDED         (INCEPTION)
                                                                      JUNE 30,          TO JUNE 30
                                                                        1999               1998
                                                                          $                  $
-----------------------------------------------------------------------------------------------------
Net loss for the period                                             (1,642,078)        (1,096,067)
Weighted average number of common shares used
   in computation                                                   13,588,904          8,510,000
Basic and diluted loss per common share                                  (0.12)             (0.13)
=====================================================================================================


9. COMMITMENTS AND CONTINGENCIES

The Company has the following future minimum lease commitments for premises and equipment.

                                                                                              $
-------------------------------------------------------------------------------------------------
2000                                                                                      120,637
2001                                                                                      138,202
2002                                                                                      127,087
2003                                                                                       83,582
-------------------------------------------------------------------------------------------------
                                                                                          469,508
=================================================================================================

YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


June 30, 1999                                       (expressed in U.S. dollars)


10. INCOME TAXES

The Company is subject to United States Federal Taxes at an approximate rate of 35%. In 1999, it is also subject to Canadian Federal and British Columbia provincial taxes of approximately 45%. (In 1998, the Company qualified as a Canadian Controlled Private Corporation and as a result was subject to a lower tax rate of 22%. The Company is no longer eligible for this low tax rate). No current provision or benefit for income taxes has been recorded for the period ended June 30, 1998 or the year ended June 30, 1999 as the Company has incurred a net operating loss and has no carryback potential.

The Company's deferred income tax recovery comprises:

                                                                                        PERIOD FROM
                                                                                     OCTOBER 27, 1997
                                                                     YEAR ENDED         (INCEPTION)
                                                                      JUNE 30,          TO JUNE 30
                                                                        1999               1998
                                                                          $                  $
-----------------------------------------------------------------------------------------------------
United States                                                               --                  --
Canada                                                                 (68,900)                 --
-----------------------------------------------------------------------------------------------------
                                                                       (68,900)                 --
=====================================================================================================

The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is:

                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------
Tax at U.S. statutory rates                                           (599,000)          (384,000)
Lower (higher) effective income taxes of other country                (171,000)           142,000
Net operating losses not recognized for accounting purposes            670,000             37,000
Non-deductible expenses                                                  1,000            202,000
Other                                                                   30,100              3,000
-------------------------------------------------------------------------------------------------
Income tax recovery                                                    (68,900)                --
=================================================================================================

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


June 30, 1999                                       (expressed in U.S. dollars)


10. INCOME TAXES (CONT'D.)

Net deferred tax assets (liabilities) comprises of the following:

                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Loss carryforwards                                                     720,000             37,000
Valuation allowance for future tax assets                             (720,000)           (37,000)
-------------------------------------------------------------------------------------------------
Net deferred tax assets                                                     --                 --
-------------------------------------------------------------------------------------------------

DEFERRED TAX LIABILITY
Excess book versus tax difference on eCommerce technology              413,100                 --
=================================================================================================

The tax losses expire as follows:

                                                                                              $
-------------------------------------------------------------------------------------------------
CANADIAN
2004                                                                                      170,000
2005                                                                                    1,360,000

U.S.
2014                                                                                       70,000
-------------------------------------------------------------------------------------------------
                                                                                        1,600,000
=================================================================================================


11. SUBSEQUENT EVENTS

[a] Subsequent to year end, the Company raised $217,890 for stock subscriptions of 145,260 common shares. Each share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $1.50 each after the first year and $2.00 each after the second year.

[b] At the Company's Annual General Meeting (AGM), held on August 25, 1999, shareholders voted to approve the Company's name change to CityXpress.com Corp.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


June 30, 1999                                       (expressed in U.S. dollars)


11. SUBSEQUENT EVENTS (CONT'D.)

[c] At the AGM, shareholders approved a stock option plan which reserved the granting of 2,000,000 options under the plan. Subsequently, options were granted to acquire common shares as follows:

       NO. OF COMMON      EXERCISE PRICE
      SHARES ISSUABLE            $                  EXERCISABLE DATES           DATE OF EXPIRY
      ----------------------------------------------------------------------------------------
         225,000               1.50                 July 13, 2000               July 13, 2003
         225,000               1.50                 July 13, 2001               July 13, 2003
         225,000               1.50                 July 13, 2002               July 13, 2003
      ----------------------------------------------------------------------------------------
         675,000
      ========================================================================================

     The stock options are exercisable over a four-year period ending July 13, 2003 at an exercise price of $1.50 per common share. The options are exercisable on a cumulative basis at 1/3 per year commencing July 13, 2000.

                         COMBINED FINANCIAL STATEMENTS


                            XCEEDX TECHNOLOGIES INC.



                           JANUARY 14, 1999 AND 1998

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of
XCEEDX TECHNOLOGIES INC.

We have audited the accompanying combined balance sheets as of January 14, 1999 and 1998 of the corporation and partnership listed in Note 1, and the related combined statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the entities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position at January 14, 1999 and 1998 of the corporation and partnership listed in Note 1, and the combined results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in
Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            /s/ Ernst & Young LLP
Vancouver, Canada,
September 24, 1999.                                    Chartered Accountants

XCEEDX TECHNOLOGIES INC.


                            COMBINED BALANCE SHEETS


As at January 14                                    (expressed in U.S. dollars)

                                                                           1999               1998
                                                                             $                  $
--------------------------------------------------------------------------------------------------
ASSETS [note 5]
CURRENT
Cash                                                                       10,772              333
Accounts and other receivables                                              6,940            4,751
Grant receivable                                                            3,210               --
Prepaid expenses and deposits                                               3,288            2,667
--------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                       24,210            7,751
--------------------------------------------------------------------------------------------------
Property and equipment, net [note 3]                                        7,046           11,714
--------------------------------------------------------------------------------------------------
                                                                           31,256           19,465
==================================================================================================

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT
Accounts payable and accrued liabilities [note 4]                          16,047           77,263
Loan payable [note 5]                                                      72,737           78,093
Deferred revenue                                                            1,331            1,083
--------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                  90,115          156,439
--------------------------------------------------------------------------------------------------
Shareholder loan [note 6]                                                      --           10,393
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                          90,115          166,832
--------------------------------------------------------------------------------------------------
Commitments and contingencies [note 8]
STOCKHOLDERS' DEFICIT
Share stock [note 7]
   Common stock, no par value, 20,000,000 authorized,
     5,602,500 [1998 - 5,572,500] issued and outstanding                   14,728                2
   Preferred stock
     Class A, no par value 5,000,000 authorized,
       647,200 [1998 - 140,000] issued and outstanding                    220,966           50,740
     Class B, no par value 5,000,000 authorized, none issued
Additional paid in capital                                                571,510          459,044
Other accumulated comprehensive income [note 2[d]]                         16,617            5,018
Deficit                                                                  (882,680)        (662,171)
--------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' DEFICIT                                               (58,859)        (147,367)
--------------------------------------------------------------------------------------------------
                                                                           31,256           19,465
==================================================================================================

See accompanying notes

On behalf of the Board:


                                    Director                      Director

XCEEDX TECHNOLOGIES INC.


                       COMBINED STATEMENTS OF OPERATIONS


Years ended January 14                             (expressed in U.S. dollars)


                                                                          1999               1998
                                                                            $                  $
--------------------------------------------------------------------------------------------------
REVENUE
Professional services                                                      52,641            8,565
Government grant                                                            6,080           14,307
Equipment sales                                                            22,652           12,319
Other                                                                      17,916               --
--------------------------------------------------------------------------------------------------
                                                                           99,289           35,191
--------------------------------------------------------------------------------------------------
COST OF SALES
Professional services                                                       2,030            2,083
Equipment sales                                                            15,256               --
Royalties and other                                                           551              496
--------------------------------------------------------------------------------------------------
                                                                           17,837            2,579
--------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Sales and marketing                                                        96,330           81,300
Product development and technology                                         85,239          103,803
Finance and administration                                                 97,802           59,172
--------------------------------------------------------------------------------------------------
                                                                          279,371          244,275
--------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                                    (197,919)        (211,663)

Deficit, beginning of year                                               (662,171)        (426,936)
Distributions [note 1]                                                    (22,590)         (23,572)
--------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                                     (882,680)        (662,171)
==================================================================================================

COMPREHENSIVE LOSS
Net loss for the year                                                    (197,919)        (211,663)
Foreign currency translation                                               11,599            5,018
--------------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS                                                       (186,320)        (206,645)
==================================================================================================

Basic and diluted loss per share [note 7[c]]                                (0.04)           (0.05)
==================================================================================================

See accompanying notes

XCEEDX TECHNOLOGIES INC.

                  COMBINED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                    (expressed in U.S. dollars)


                                                        COMMON STOCK                PREFERRED SHARES         ADDITIONAL
                                                        ------------                ----------------       PAID IN CAPITAL
                                                      #               $             #              $              $
--------------------------------------------------------------------------------------------------------------------------

Balance, January 14, 1997                         2,572,500              1             --             --        421,698
Shares issued for services rendered
   [note 7[b][i]]                                 3,000,000              1             --             --             --
Issuance of preferred shares                             --             --        140,000         50,740             --
Net loss for the period                                  --             --             --             --             --
Contributions                                            --             --             --             --         37,346
Distributions                                            --             --             --             --             --
Foreign currency translation                             --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------
Balance, January 14, 1998                         5,572,500              2        140,000         50,740        459,044

Issuance of common stock                             30,000         14,726             --             --             --
Issuance of preferred shares                             --             --        457,500        155,882             --
Preferred shares issued for conversion
   of shareholder loan [note 6]                          --             --         50,000         14,344             --
Net loss for the period                                  --             --             --             --             --
Contributions                                            --             --             --             --        112,466
Distributions                                            --             --             --             --             --
Foreign currency translation                             --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------
                                                  5,602,500         14,728        647,500        220,966        571,510
=======================================================================================================================

                                                    OTHER
                                                  ACCUMULATED                              TOTAL
                                                 COMPREHENSIVE       ACCUMULATED       STOCKHOLDERS'
                                                     LOSS              DEFICIT            EQUITY
                                                       $                   $                 $
---------------------------------------------------------------------------------------------------

Balance, January 14, 1997                                  --          (426,936)           (5,237)
Shares issued for services rendered
   [note 7[b][i]]                                          --                --                 1
Issuance of preferred shares                               --                --            50,740
Net loss for the period                                    --          (211,663)         (211,663)
Contributions                                              --                --            37,346
Distributions                                              --           (23,572)          (23,572)
Foreign currency translation                            5,018                --             5,018
---------------------------------------------------------------------------------------------------
Balance, January 14, 1998                               5,018          (662,171)         (147,367)

Issuance of common stock                                   --                --            14,726
Issuance of preferred shares                               --                --           155,882
Preferred shares issued for conversion
   of shareholder loan [note 6]                            --                --            14,344
Net loss for the period                                    --          (197,919)         (197,919)
Contributions                                              --                --           112,466
Distributions                                              --           (22,590)          (22,590)
Foreign currency translation                           11,599                --            11,599
---------------------------------------------------------------------------------------------------
                                                       16,617          (882,680)          (58,859)
===================================================================================================

See accompanying notes

XCEEDX TECHNOLOGIES INC.


                       COMBINED STATEMENTS OF CASH FLOWS


Years ended January 14                             (expressed in U.S. dollars)



                                                                          1999               1998
                                                                            $                  $
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the year                                                        (197,919)        (211,663)
Adjustments to reconcile net loss to net cash
   used in operating activities
   Depreciation                                                             6,919            8,999
   Debt conversion expense                                                  4,618               --
Changes in operating assets and liabilities
   Accounts and other receivables                                          (2,189)          (1,676)
   Grant receivable                                                        (3,210)              --
   Prepaid expenses and deposits                                             (621)            (719)
   Accounts payable and accrued liabilities                               (61,217)          44,470
   Deferred revenue                                                           248               --
--------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                                    (253,371)        (160,589)
--------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of operating loan                                               (43,646)              --
Borrowing of loan payable                                                  38,290           78,093
Capital contributions                                                      89,876           13,774
Proceeds from common stock issued                                          14,727               --
Proceeds from preferred stock issued                                      155,882           50,561
Shareholder loan                                                               --           10,393
--------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                 255,129          152,821
--------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of property and equipment                                      (2,251)         (11,452)
--------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                      (2,251)         (11,452)
--------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                            10,932           13,341

NET INCREASE (DECREASE) IN CASH DURING THE YEAR                            10,439           (5,879)
Cash, beginning of year                                                       333            6,212
--------------------------------------------------------------------------------------------------
NET CASH, END OF YEAR                                                      10,772              333
==================================================================================================

See accompanying notes

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

1. NATURE OF BUSINESS AND LIQUIDITY

NATURE OF OPERATIONS AND CONTINUING ENTITY

On January 5, 1999, Xceedx Technologies Inc. ("Xceedx") (a British Columbia company incorporated on February 11, 1994 as 465155 BC Ltd., which changed its name to Xceedx Technologies Inc. on October 25, 1994) completed the acquisition of the assets of the Bradley and DuBois Partnership ("the Partnership") (a British Columbia partnership which was founded on January 6, 1995 by the shareholders of Xceedx).

Due to the common ownership of both Xceedx and the Partnership, this acquisition has been accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of Xceedx and the Partnership, ("the Company") have been restated to include the combined operations of Xceedx and the Partnership as if they had combined at the beginning of the first fiscal period presented. Contributions to, and distributions from the partnership have been reflected in these financial statements as additional paid in capital and distributions, respectively.

The Company provides professional consulting and technology support services. Previously, Xceedx's main business was to develop eCommerce internet applications while the Partnership's main business was to be a general purpose technology supplier of products and services.

The Company's financial statements for the years ended January 14, 1999 and 1998 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $197,919 for the year ended January 14, 1999. The ability of the Company to continue as a going concern is dependent upon its ability to achieve profitable operations and to obtain additional capital. The outcome of these matters cannot be predicted at this time. No assurances can be given that the Company will be successful in raising sufficient additional capital. Further, there can be no assurance, assuming the Company successfully raises additional funds, that the Company will achieve positive cash flow. If the Company is unable to obtain adequate additional financing, management will be required to sharply curtail the Company's operating expenses. These financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States. The Company's significant accounting policies are summarized below.

[A]  USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

[B]  PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are being depreciated over their useful lives on the following terms:


     Computer equipment and software           3 years straight line
     Office furniture and office equipment     5 years straight line
     Leasehold improvements                    over the remaining lease period

[C]  PRODUCT DEVELOPMENT COSTS

Product development costs are expensed as incurred and are included in operating expenses in the category "product development and technology".

[D]  FOREIGN EXCHANGE

The functional currency of the Company is the Canadian dollar, while the reporting currency in the financial statements is in the U.S. dollar. Asset and liability accounts are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenue and expense amounts are translated at the average exchange rate for the year. Gains or losses resulting from this process are recorded in stockholders' equity as an adjustment to other accumulated comprehensive income.

[E]  REVENUE RECOGNITION

The Company's revenue is primarily derived from professional services. Revenue for professional service are recognized as the services are performed for the client.

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

[F]  ADVERTISING COSTS

Advertising costs are expensed as incurred and amounted to $2,856 in the year ended January 14, 1999 [1998 - $1,004].

[G]  DEFERRED REVENUE

Deferred revenue reflects the cash received in advance of services rendered.

[H]  INCOME TAXES

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

[I]  STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation based on the provision of Accounting Principles Board Opinion #25 whereby the intrinsic value of options granted is recorded at the measurement date. The Company has elected to only disclose the effects of the fair value method of accounting for stock options prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123.

[J]  COMPUTATION OF LOSS PER COMMON SHARE

Basic loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for that period. Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. For the periods ended January 14, 1999 and 1998, the diluted loss per share will be equivalent to the basic loss per share since the Company is in a loss position.

XCEEDX TECHNOLOGIES INC.

                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

[K]  RECENT PRONOUNCEMENT

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and the AICPA has issued Statement of Position 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SFAS 133 will be effective for the Company's January 14, 2000 year end and SOP 98-1 will be effective for the Company's January 14, 2001 year end. The Company has not determined the impact, if any, of these pronouncements on its financial statements.

[L]  LEASES

Leases which transfer substantially all the benefits and risks of ownership of the leased property are accounted for as capital leases whereby the property is recorded as an asset and the obligation incurred is recorded as a liability. Under this method of accounting for leases the asset is amortized on a straight-line basis over its estimated useful life and the obligation, including interest thereon, is amortized over the life of the lease. Operating lease payments are expensed as incurred.


3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                1999                               1998
                                    ------------------------------      --------------------------
                                                      ACCUMULATED                       ACCUMULATED
                                       COST          DEPRECIATION         COST         DEPRECIATION
                                         $                 $                $                $
---------------------------------------------------------------------------------------------------
Computer equipment and software       20,139            15,620            18,528           10,648
Office furniture and equipment        11,447             9,963            12,103            8,748
Leasehold improvements                 4,819             3,776             4,121            3,642
---------------------------------------------------------------------------------------------------
                                      36,405            29,359            34,752           23,038
---------------------------------------------------------------------------------------------------
NET BOOK VALUE                                7,046                             11,714
===================================================================================================

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                         1999              1998
                                                                           $                 $
-------------------------------------------------------------------------------------------------
Trade accounts                                                           5,597             75,535
Accrued liabilities                                                     10,450              1,728
-------------------------------------------------------------------------------------------------
                                                                        16,047             77,263
=================================================================================================


5. LOAN PAYABLE

Interest paid on the Canadian Imperial Bank of Commerce demand instalment loan during the year ended January 14, 1999 amounted to $6,259 [1998 - $4,796]. Interest on the loan is charged at the Canadian prime rate plus 1%, which was 6.75% at January 14, 1998 [1998 - 6.00%].

As collateral for the instalment loan, the Company has provided the bank with a General Security Agreement on all property of the Company. In addition, personal guarantees have been provided by two of the directors, supported by CIBC Business Loans Life Insurance.

CREDIT FACILITY

The Company has a credit facility available with the Canadian Imperial Bank of Commerce. This credit facility is arranged in three types of credits as follows:

Credit A A $10,183 [1998 - $45,032] revolving demand credit with interest at the bank's prime rate plus 1% per annum. As at January 14, 1999, there was no amount outstanding under this facility [1998 - $43,646].

Credit B $75,809 [1998 - $34,640] of demand instalment loan with interest the bank's prime rate plus 1% per annum, with monthly principal instalments of $445 [1998 - $192] per month. As at January 14, 1999, the amount outstanding under this facility was $72,737 [1998 - $34,447].

Credit C $6,110 [1998 - nil] pledged in favour of CIBC Merchant VISA against potential liability from account operations in accepting VISA and Mastercard deposits. As at January 14, 1999, this facility was not utilized.

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)


5. LOAN PAYABLE (CONT'D.)

Covenants under this credit facility require the Company to maintain a minimum stockholders' equity in excess of a specified amount, not to make capital expenditures in excess of a specified amount; and to obtain approval prior to payment of dividends and advancing loans to other parties. As at January 14, 1999 and January 14, 1998, the Company was not in compliance with the covenant related to minimum stockholders' equity. The Company is in the process of restructuring the credit facility with the bank such that the facility will be transferred from the subsidiary to the parent.


6. RELATED PARTY TRANSACTION

The amount due to shareholder bears interest at 10% per annum and has no specific terms of repayment. During 1999 the loan was converted to 50,000 preferred shares at $0.29 per share.


7. SHARE STOCK

[A]  AUTHORIZED SHARE CAPITAL

On April 30, 1997, the authorized share capital was increased from 10,000 common shares to 20,000,000 common shares without par value, 5,000,000 Class A Preferred stock without par value and 5,000,000 Class B Preferred Stock without par value.

The Preferred stock is non-voting and redeemable at the option of the Company at an amount specified by the Directors Resolutions.

[B]  ISSUANCE OF SHARES

     [i] During the year ended January 14, 1998, prior to the commencement of business operations, the Company issued 3,000,000 common shares to certain officers and directors of the Company for a nominal value of $1.

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

7. SHARE STOCK (CONT'D.)

[C]  BASIC AND DILUTED LOSS PER SHARE

The basic and diluted loss per share is based on the following:

                                                                       1999                1998
                                                                         $                   $
-------------------------------------------------------------------------------------------------
Net loss for the period                                               (197,919)          (211,633)
Weighted average number of common shares used
   in computation                                                    5,572,582          4,701,267
Basic and diluted loss per common share                                  (0.04)             (0.05)
=================================================================================================


8. COMMITMENTS AND CONTINGENCIES

The Company has the following future minimum lease commitments for premises and equipment.

                                                                $
--------------------------------------------------------------------

2000                                                          30,901
2001                                                          32,125
2002                                                          27,645
2003                                                           9,708
--------------------------------------------------------------------
                                                             100,379
====================================================================

Rent costs are expensed as incurred and amounted to $23,428 in the year ended January 14, 1999 [1998 - $24,787].

YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

9. INCOME TAXES

The Company is subject to Canadian Federal and British Columbia provincial taxes at an approximate rate of 45%. (In 1998, the Company qualified as a Canadian Controlled Private Corporation and as a result was subject to a lower tax rate of 22%. The Company is no longer eligible for this low tax rate). No current provision or benefit for income taxes has been recorded for the year ended January 14, 1999 or 1998 as the Company has incurred a net operating loss and has no carryback potential.

The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is:

                                                                         1999              1998
                                                                           $                 $
-------------------------------------------------------------------------------------------------

Tax at U.S. statutory rates                                            (68,000)           (72,000)
Lower (higher) effective income taxes of other country                 (19,000)            27,000
Net operating losses not recognized for accounting purposes              2,000             12,000
Partnership losses not deductible in the corporation [note 1]           78,000             33,000
Other                                                                    7,000                 --
-------------------------------------------------------------------------------------------------
Income tax expense                                                         --                  --
=================================================================================================

Net deferred tax assets comprises of the following:

                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------

DEFERRED TAX ASSETS
Loss carryforwards                                                      27,000             12,000
Excess tax value over book value                                         5,000                 --
Valuation allowance for future tax assets                              (32,000)           (12,000)
-------------------------------------------------------------------------------------------------
Net deferred tax assets                                                     --                 --
=================================================================================================

The tax losses expire as follows:

                                                                                              $
-------------------------------------------------------------------------------------------------

2005                                                                                       55,000
2006                                                                                        6,000
-------------------------------------------------------------------------------------------------
                                                                                           61,000
=================================================================================================

                                    CONSOLIDATED
                                    FINANCIAL STATEMENTS
                                    (UNAUDITED)

                                    CITYXPRESS.COM CORP.
                                    (A DEVELOPMENT STAGE ENTERPRISE)




                                    DECEMBER 31, 1999

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                [See Nature of Business and Liquidity - Note 1]

                                                    (expressed in U.S. dollars)



                                                                         DECEMBER 31        JUNE 30
                                                                                1999           1999
                                                                                   $              $
---------------------------------------------------------------------------------------------------

ASSETS
CURRENT
Cash                                                                              --        234,214
Accounts and other receivables                                                10,436         29,350
Prepaid expenses and deposits                                                123,287         38,762
---------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                         133,723        302,326
---------------------------------------------------------------------------------------------------
Property and equipment, net                                                   83,683         99,769
eCommerce technology, net                                                    983,634      1,219,734
---------------------------------------------------------------------------------------------------
                                                                           1,201,040      1,621,829
===================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Bank indebtedness                                                             26,506          7,999
Accounts payable and accrued liabilities                                     310,135        280,154
Deferred revenue                                                               2,596          6,190
Loan payable [note 2]                                                         70,036         72,704
---------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                    409,273        367,047
---------------------------------------------------------------------------------------------------
Deferred tax liability                                                       333,100        413,100
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                            742,373        780,147
---------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital stock [note 3]
   Common stock, $0.001 par value, 50,000,000                                 12,256         11,383
   authorized, issued and outstanding - 20,765,974 at December 31,
   1999 and 19,893,333 at June 30, 1999
   Common stock to be issued - 915,075 at December 31, 1999
   and 627,860 at June 30, 1999                                              373,394        266,790
   Additional paid in capital                                              3,901,905      3,282,029
Other accumulated comprehensive income                                        24,142         19,625
Deficit accumulated during the development stage                          (3,853,030)    (2,738,145)
---------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                   458,667        841,682
---------------------------------------------------------------------------------------------------
                                                                           1,201,040      1,621,829
===================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                    (expressed in U.S. dollars)




                                                                      PERIOD FROM
                                        SIX MONTHS     SIX MONTHS   OCTOBER 27, 1997
                                           ENDED          ENDED      (INCEPTION) TO
                                        DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                            1999           1998           1999
                                             $              $              $
-------------------------------------------------------------------------------

REVENUE                                    10,403             --         22,113
-------------------------------------------------------------------------------

OPERATING EXPENSES
Sales and marketing                       137,606         71,172        296,395
Product development and technology        488,710        133,574      1,071,305
Finance and administration                579,386        167,678      2,659,110
-------------------------------------------------------------------------------
                                        1,205,702        372,424      4,026,810
-------------------------------------------------------------------------------
Net loss from operations               (1,195,299)      (372,424)    (4,004,697)
Interest and miscellaneous income             414             --          2,767
Deferred income tax recovery               80,000             --        148,900
-------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                (1,114,885)      (372,424)    (3,853,030)
===============================================================================

COMPREHENSIVE LOSS
Net loss for the period                (1,114,885)      (372,424)    (3,853,030)
Foreign currency translation                4,517             --         24,142
-------------------------------------------------------------------------------
COMPREHENSIVE LOSS FOR THE PERIOD      (1,110,368)      (372,424)    (3,828,888)
===============================================================================

Basic and diluted loss per share            (0.05)         (0.04)
===============================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED STATEMENTS OF
                         STOCKHOLDERS' DEFICIT (EQUITY)
                                  (UNAUDITED)

                                                    (expressed in U.S. dollars)



                                                                                     COMMON STOCK      COMMON         COMMON
                                                                       COMMON            TO BE      STOCK ISSUED    STOCK TO BE
                                                                        STOCK           ISSUED     AND OUTSTANDING    ISSUED
                                                                          #                #              $              $
-------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of June 30, 1998                                       800           --             --             --
Deemed common shares issued for services rendered in prior year        4,739,200           --             --             --
Deemed common shares issued for services rendered in current year      1,337,248           --             --             --
Deemed common shares issued for cash pursuant to warrants exercised      237,667           --             --             --
Deemed common shares issued to charitable organizations                   80,000           --             --             --
Prior year's subscription shares issued in current year                1,516,380           --             --             --
Deemed common shares issued pursuant to private placement                598,705           --             --             --
Issue costs                                                                   --           --             --             --
-------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of January 7, 1999                               8,510,000           --             --             --
Acquisition of CityXpress.com by WelcomeTo                             5,100,000           --          5,100             --
Acquisition of Xceedx                                                  6,250,000           --          6,250             --
Shares to be issued for services rendered                                     --           --             --             --
Finders fees acquisition costs                                                --           --             --             --
Shares issued pursuant to private placement                               33,333           --             33             --
Net loss for the period                                                       --           --             --             --
Foreign currency translation                                                  --           --             --             --
Shares to be issued                                                           --      627,860             --        266,790
-------------------------------------------------------------------------------------------------------------------------------
Total shares issued and to be issued as of June 30, 1999              19,893,333      627,860         11,383        266,790
Shares issued pursuant to share subscriptions [note 3(a)(i)]             177,860     (177,860)           178       (266,790)
Shares issued for services [note 3(a)(i)]                                450,000     (450,000)           450             --
Shares issued pursuant to private placement [note 3(a)(ii)]              145,260           --            145             --
Shares issued pursuant to private placement [note 3(a)(iii)]              46,666           --             47             --
Shares issued pursuant to private placement [note 3(a)(iv)]               52,855           --             53             --
Net loss for the period                                                       --           --             --             --
Foreign currency translation                                                  --           --             --             --
Additional shares to be issued [note 3(a)(vi)]                                --      172,617             --             --
Shares to be issued [note 3(a)(v)]                                            --      742,458             --        373,394
-------------------------------------------------------------------------------------------------------------------------------

Total shares issued and to be issued as of December 31, 1999          20,765,974      915,075         12,256        373,394
===============================================================================================================================




                                                                                        OTHER
                                                                       ADDITIONAL    ACCUMULATED     ACCUMULATED      TOTAL
                                                                        PAID IN     COMPREHENSIVE    DEVELOPMENT   STOCKHOLDERS'
                                                                        CAPITAL         LOSS        STAGE DEFICIT     EQUITY
                                                                           $              $               $              $
------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of June 30, 1998                                   276,908       25,519     (1,096,067)      (793,640)
Deemed common shares issued for services rendered in prior year          863,718           --             --        863,718
Deemed common shares issued for services rendered in current year        253,936           --             --        253,936
Deemed common shares issued for cash pursuant to warrants exercised       40,337           --             --         40,337
Deemed common shares issued to charitable organizations                   15,207           --             --         15,207
Prior year's subscription shares issued in current year                       --           --             --             --
Deemed common shares issued pursuant to private placement                175,805           --             --        175,805
Issue costs                                                              (32,487)          --             --        (32,487)
------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of January 7, 1999                               1,593,424       25,519     (1,096,067)       522,876
Acquisition of CityXpress.com by WelcomeTo                               719,889           --             --        724,989
Acquisition of Xceedx                                                    868,750           --             --        875,000
Shares to be issued for services rendered                                225,000           --             --             --
Finders fees acquisition costs                                          (225,000)          --             --             --
Shares issued pursuant to private placement                               99,996           --             --         99,999
Net loss for the period                                                       --           --     (1,642,078)    (1,642,078)
Foreign currency translation                                                  --       (5,894)            --         (5,894)
Shares to be issued                                                           --           --             --        266,790
------------------------------------------------------------------------------------------------------------------------------
Total shares issued and to be issued as of June 30, 1999               3,282,029       19,625     (2,738,145)       841,682
Shares issued pursuant to share subscriptions [note 3(a)(i)]             266,612           --             --             --
Shares issued for services [note 3(a)(i)]                                   (450)          --             --             --
Shares issued pursuant to private placement [note 3(a)(ii)]              217,745           --             --        217,890
Shares issued pursuant to private placement [note 3(a)(iii)]              69,953           --             --         70,000
Shares issued pursuant to private placement [note 3(a)(iv)]               66,016           --             --         66,069
Net loss for the period                                                       --           --     (1,114,885)    (1,114,885)
Foreign currency translation                                                  --        4,517             --          4,517
Additional shares to be issued [note 3(a)(vi)]                                --           --             --             --
Shares to be issued [note 3(a)(v)]                                            --           --             --        373,394
------------------------------------------------------------------------------------------------------------------------------

Total shares issued and to be issued as of December 31, 1999           3,901,905       24,142     (3,853,030)       458,667
==============================================================================================================================


See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                    (expressed in U.S. dollars)




                                                                                                       PERIOD FROM
                                                                  SIX MONTHS         SIX MONTHS      OCTOBER 27, 1997
                                                                    ENDED              ENDED          (INCEPTION) TO
                                                                 DECEMBER 31,       DECEMBER 31,       DECEMBER  31,
                                                                     1999               1998               1999
                                                                      $                  $                  $
---------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net Loss for the period                                            (1,114,885)        (372,424)        (3,853,030)
Adjustments to reconcile net loss to net cash
   used in operating activities
   Amortization                                                       236,100               --            432,850
   Depreciation                                                        22,611            9,019             51,775
   Gain on disposal of assets                                              --               --                (28)
   Shares issued for services                                              --           17,799            299,664
   Write-down of investment                                                --               --              3,406
   Deferred income tax recovery                                       (80,000)              --           (148,900)
Changes in operating assets and liabilities
   Accounts and other receivable                                       18,914           15,072              2,789
   Prepaid expenses and deposits                                      (84,525)            (576)          (123,322)
   Accounts payable and accrued liabilities                            29,981          454,019          1,147,943
   Deferred revenue                                                    (3,594)              --              2,596
-----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                  (975,398)         122,909         (2,184,257)
-----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of loan payable                                              (2,668)              --             (5,330)
Proceeds from stock issued and to be issued, net                      727,353          136,151          1,486,180
Proceeds from exercise of warrants                                         --           23,007             40,337
Borrowings under bank indebtedness                                     18,507               --             26,506
-----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                   743,192          159,158          1,547,693
-----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds on disposition of property and equipment                          --               --              1,221
Acquisition of property and equipment                                  (6,605)         (42,634)          (129,442)
Cash acquired on acquisition of subsidiaries                               --               --            763,500
-----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                    (6,605)         (42,634)           635,279
-----------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                         4,597              (94)             1,285

NET INCREASE (DECREASE) IN CASH DURING THE PERIOD                    (234,214)         239,339                 --
Cash, beginning of period                                             234,214           60,778                 --
-----------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                                        --          300,117                 --
=================================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at December 31, 1999 and for the six months ended December 31, 1999 and 1998 is unaudited.

1. NATURE OF BUSINESS AND LIQUIDITY

These consolidated financial statements are the continuing financial statements of WelcomeTo Search Engine ("WelcomeTo") (a development stage enterprise), a British Columbia corporation which was incorporated on October 27, 1997. On January 7, 1999, WelcomeTo acquired the net assets of CityXpress.com Corp. (formerly Wicked Wings of Buffalo) ("CityXpress.com"), a United States non-operating company traded on the NASDAQ OTC Bulletin Board. After the acquisition, the accounting entity continued under the name of CityXpress.com.

CityXpress.com Corp (the Company) is a software developer and Internet publisher. The Company intends to be the preferred means by which Internet consumers can locate and purchase products and services from online companies in their regional markets. This goal will be met by building alliances with media companies who own newspaper and television stations and providing them with a suite of Internet products that can be profitably sold to businesses looking for cost-effective means of establishing and promoting an eCommerce presence in both their regional markets.

The Company's consolidated financial statements for the period ended December 31, 1999 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a loss of $1,114,885 for the six months ended December 31, 1999, has a net working capital deficit of $275,550 at December 31, 1999 ($64,721 at June 30, 1999). The Company is still a development stage enterprise and is expected to incur losses and expenditures prior to the commencement of full-scale operations in the future. The ability of the Company to continue as a going concern is dependent upon its ability to achieve profitable operations and to obtain additional capital. The outcome of these matters cannot be predicted at this time. No assurances can be given that the Company will be successful in raising sufficient additional capital. Further, there can be no assurance, assuming the Company successfully raises additional funds, that the Company will achieve positive cash flow. If the Company is unable to obtain adequate additional financing, management will be required to sharply curtail the Company's operating expenses. These financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.





1. NATURE OF BUSINESS AND LIQUIDITY (CONT'D.)

These financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States and in the opinion of management reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position and results of operations and cash flows.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at December 31, 1999 and for the six months ended December 31, 1999 and 1998 is unaudited.

These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended June 30, 1999.

2. LOAN PAYABLE

Covenants under the credit facility with the Canadian Imperial Bank of Commerce requires the Company's subsidiary to maintain a minimum stockholders' equity in excess of a specified amount, not to make capital expenditures in excess of a specified amount; and to obtain approval prior to payment of dividends and advancing loans to other parties. As at December 31, 1999, the Company's subsidiary was not in compliance with the covenant related to minimum stockholders' equity.

On January 14, 2000, the Company restructured its credit facility with the bank such that the convenant regarding minimum stockholders' equity was removed. In addition the existing loan was refinanced into a Demand installment loan pursuant to which the Company received $169,687 ($250,000 Cdn) with terms consisting of principal and interest payments of $1,573 ($2,318 Cdn) per month, starting March 15, 2000.


3. SHARE STOCK

[A]   ISSUANCE OF SHARES

         [i] In July 1999, the company issued 177,860 common shares pursuant to share subscriptions of $266,790 received prior to June 30, 1999. In addition, the Company issued 450,000 common shares in respect of finders' fees incurred prior to June 30, 1999.

         [ii] In July and August 1999, the Company issued 145,260 common shares for cash $217,890. Each common share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $1.50 during the first year and $2.00 during the second year. The warrants expire July 14, 2001 to August 15, 2001.

2.       SHARE STOCK (CONT'D)

[A] ISSUANCE OF SHARES (CONT'D)


         [iii] In September 1999, the Company received a subscription for
               46,666 common shares for $70,000. The shares were issued in December 1999. Pursuant to the subscription agreement, if at any time until March 31, 2000 the Company issues common shares at a share price of less than $1.50 per share, then additional common shares will be issued to such investors, such that the effective issue price of the common shares issued is equal to the lower price paid [see note 3(a)(vi)]. Each common share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $1.50 during the first year and $2.00

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                                     (expressed in U.S. dollars)

Information as at December 31, 1999 and for the six months ended December 31, 1999 and 1998 is unaudited.

               during the second year. [see note 3(a)(vi)]. The warrants expire September 30, 2001.

         [iv] In October 1999, the Company issued 52,855 common shares for $66,069. Pursuant to the subscription agreement , if at any time until March 31, 2000 the Company issues common shares at a share price of less than $1.25 per share, then additional common shares will be issued to such investors, such that the effective issue price of the common shares issued is equal to the lower price paid [see note 3(a)(vi)]. Each common share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $1.25 during the first year and $2.00 during the second year. [see note 3(a)(vi)]. The warrants expire October 13, 2001.

         [v] In September and December 1999, the Company received subscriptions for 733,800 common shares for $366,900. In addition, in December 1999, the Company received subscriptions for 8,658 common shares for $6,494. These shares were issued after December 31, 1999.

               With respect to the subscriptions for the 733,800 common shares, each common share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $0.50 during the first year and $0.75 during the second year. The warrants expire September 30, 2001 to December 10, 2001.

         [vi] Pursuant to the agreements referred to in notes 3(iii) and (iv) above, the Company is required to issue an additional 172,617 common shares for no additional consideration. These shares were issued after December 31, 1999. In addition, the number of warrants granted was increased by 93,334 to 140,000 and by 79,283 to 132,138, respectively, and the exercise price decreased to $0.50 during the first year and $0.75 during the second year.

3. SHARE STOCK (CONT'D)

[B]   BASIC AND DILUTED LOSS PER SHARE

The basic loss per share figures are calculated using the weighted average number of common shares outstanding. Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. For the periods ended December 31, 1999 and 1998, there were no dilutive potential common shares outstanding.


                                                     SIX MONTHS     SIX MONTHS
                                                        ENDED          ENDED
                                                     DECEMBER 31    DECEMBER 31
                                                        1999           1998
                                                          $              $
-------------------------------------------------------------------------------

Net loss for the period                             (1,114,885)      (372,424)
Weighted average number of common shares used
   in computation                                   20,666,214      8,510,000
Basic and diluted loss per common share                  (0.05)         (0.04)
-----------------------------------------------------------------------------

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                                    (expressed in U.S. dollars)

Information as at December 31, 1999 and for the six months ended December 31, 1999 and 1998 is unaudited.

[C]  STOCK OPTIONS

At the Annual General Meeting on August 25, 1999, shareholders approved a stock option plan which reserved the granting of 2,000,000 options under the plan. Options were granted to acquire common shares as follows:


       NO. OF COMMON      EXERCISE PRICE
      SHARES ISSUABLE            $           EXERCISABLE DATES    DATE OF EXPIRY
--------------------------------------------------------------------------------

         225,000               1.50          July 13, 2000        July 13, 2003
         225,000               1.50          July 13, 2001        July 13, 2003
         225,000               1.50          July 13, 2002        July 13, 2003
-------------------------------------------------------------------------------
         675,000
===============================================================================

     The stock options are exercisable over a four-year period ending July 13, 2003 at an exercise price of $1.50 per common share. The options are exercisable on a cumulative basis at 1/3 per year commencing July 13, 2000.


3. SHARE STOCK (CONT'D)

[D]   WARRANTS

At December 31, 1999, the Company has the following warrants outstanding, all of which expire two years after the grant date.


        SHARES TO BE     WARRANT GRANT         WARRANT PRICE       WARRANT PRICE
           ISSUED            DATE              DURING YEAR 1       DURING YEAR 2
--------------------------------------------------------------------------------
          177,860       June 10, 1999             $1.50               $2.00
           45,260       July 14, 1999             $1.50               $2.00
          100,000       August 15, 1999           $1.50               $2.00
          140,000       September 30, 1999        $0.50               $0.75
          132,138       October 13, 1999          $0.50               $0.75
          325,800       September 30, 1999        $0.50               $0.75
          408,000       December 10, 1999         $0.50               $0.75
        ---------
        1,329,058
        ---------


4. SUBSEQUENT EVENTS

In January 2000, the Company raised $319,000 stock subscriptions for 638,000 common shares. Each share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $0.50 during the first year and $0.75 during the second year.

                                     PRO FORMA CONSOLIDATED STATEMENT OF
                                     OPERATIONS (UNAUDITED)


                                     CITYXPRESS.COM CORP.
                                     (A DEVELOPMENT STAGE ENTERPRISE)
                                     (FORMERLY WELCOMETO SEARCH ENGINE, INC.)


                                     JUNE 30, 1999

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                      PRO FORMA CONSOLIDATED STATEMENT OF
                            OPERATIONS (UNAUDITED)

Year ended June 30, 1999


                                                    XCEEDX
                                CITYXPRESS.COM   TECHNOLOGIES   PRO FORMA                   PRO FORMA
                                     CORP.           INC.      ADJUSTMENTS                 CONSOLIDATED
                                       $              $             $           NOTES           $
-------------------------------------------------------------------------------------------------------
REVENUE                              11,710          92,423      (11,710)       2[c]           92,423
-------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Sales and marketing                 154,903          85,686      (29,356)       2[c]          211,233
Product development and
   technology                       509,372         151,691      (96,104)       2[c]          564,959
Finance and administration        1,060,766         103,019      224,783        2[a]&[c]    1,388,568
-------------------------------------------------------------------------------------------------------
                                  1,725,041         340,396       99,323                    2,164,760
-------------------------------------------------------------------------------------------------------
Net losses from operations       (1,713,331)       (247,973)    (111,033)                  (2,072,337)
Interest and miscellaneous
   income                             2,353              --           --                        2,353
Deferred income tax recovery         68,900              --       96,000        2[b]          164,900
-------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD          (1,642,078)       (247,973)     (15,033)                  (1,905,084)
=======================================================================================================

Basic and diluted loss per
   share                             (0.12)           (0.04)                    2[d]           ($0.11)
=======================================================================================================

Weighted average number of
   common shares
   outstanding                   13,588,904       5,572,582                                17,201,918
=======================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO PRO FORMA CONSOLIDATED STATEMENT
                           OF OPERATIONS (UNAUDITED)

Year ended June 30, 1999




1. BASIS OF PRESENTATION

The accompanying pro forma consolidated statement of operations gives effect to the acquisition of Xceedx Technologies Inc. ("Xceedx") by CityXpress.com Corp. ("the Company") and the issuance of 6,250,000 common shares of the Company for net proceeds of $875,500, as described in the audited consolidated financial statements of the Company for the year ended June 30, 1999.

The accompanying pro forma consolidated statement of operations has been prepared by management of the Company and is derived from: the audited consolidated financial statements of the Company for the year ended June 30, 1999; the audited combined financial statements of Xceedx as of January 14, 1999 and 1998, and the unaudited combined financial statements of Xceedx for the year ended June 30, 1999. The accounting policies used in the preparation of the pro forma consolidated statement of operations are those disclosed in the Company's audited consolidated financial statements. Management has determined that no adjustments are necessary to conform Xceedx's combined financial statements with the accounting policies used by the Company in the preparation of its financial statements.

The pro forma consolidated statement of operations is not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing this pro forma consolidated statement of operations no adjustments have been made to reflect the operating benefits or the general and administrative cost savings that may have resulted from the earlier combination of the operations of Xceedx and the Company.

The pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company and the audited combined financial statements of Xceedx, including the notes thereto.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO PRO FORMA CONSOLIDATED STATEMENT
                           OF OPERATIONS (UNAUDITED)

Year ended June 30, 1999




2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

This pro forma consolidated statement of operations gives effect to the completion of the acquisition of Xceedx as if it had occurred on July 1, 1998.

On January 27, 1999 the Company acquired 100% of the issued and outstanding share stock of Xceedx. The acquisition was accounted for by the purchase accounting method, in which the results of operations are included in the Company's accounts from the date of acquisition. Details of this acquisition are as follows:

                                                                          #
                                                                      OF SHARES               $
-------------------------------------------------------------------------------------------------------------------
Purchase price                                                                            875,000
===================================================================================================================

Consideration given:
Common shares issued January 27, 1999                                6,250,000            875,000
===================================================================================================================

The purchase price has been allocated according to the estimated fair values of the assets and liabilities of Xceedx as follows:

                                                                                              $
-------------------------------------------------------------------------------------------------------------------
Cash                                                                                       13,500
Accounts receivable and prepaids                                                           10,822
Property and equipment                                                                      6,727
eCommerce technology                                                                    1,416,484
Accounts payable and accrued liabilities                                                  (22,643)
Loan payable                                                                              (67,890)
Deferred tax liability                                                                   (482,000)
-------------------------------------------------------------------------------------------------------------------
Net assets                                                                                875,000
===================================================================================================================

The allocation to net assets includes incurred liabilities of $9,352 in respect of acquisition costs.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO PRO FORMA CONSOLIDATED STATEMENT
                           OF OPERATIONS (UNAUDITED)

Year ended June 30, 1999




2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (CONT'D.)

The following adjustments have been made to reflect the transactions described above:

[a] To reflect amortization of the eCommerce technology from July 1, 1998 to the acquisition date in the amount of $275,000.

[b] To reflect the deferred income tax recovery resulting from the additional amortization of the eCommerce technology, as noted in 2[a] above.

[c] To remove the results of operations of Xceedx for the period January 27, 1999 to June 30, 1999.

[d] The loss per share has been calculated on the basis of the weighted average number of the Company's common shares outstanding as if the acquisition of Xceedx had occurred on July 1, 1998.

                                PART III EXHIBITS

Exhibit
Number   Description
--------------------------------------------------------------------------------
1.       Articles of Incorporation of Wicked Wings of Buffalo Inc. effective
         January 15, 1981.

2.       Articles of amendment of Wicked Wings of Buffalo Inc. effective
         August 3, 1998.

3.       Articles of name change from Wicked Wings of Buffalo to WelcomeTo
         Search Engine, Inc. effective January 7, 1999.

4.       Articles of name change from WelcomeTo Search Engine, Inc. to
         CityXpress.com Corp. effective August 25, 1999.

5.       Bylaws of CityXpress.com Corp.

6.       Acquisition Agreement by and between WelcomeTo Search Engine, Inc.
         and Xceedx Technologies Inc. dated January 27, 1999.

7.       Acquisition Agreement by and between WelcomeTo Search Engine, Inc.
         and WelcomeTo Search Engine Inc. dated January 7, 1999.

8.       Pooling Agreement by and between The Shareholders of WelcomeTo
         Search Engine, Inc. listed on Schedule A to the Agreement and Russell
         & DuMoulin dated as of December 11, 1999.

9.       Voluntary Pooling Agreement by and between the undersigned
         Shareholders of WelcomeTo Search Engine, Inc., WelcomeTo Search
         Engine, Inc. and Russell & DuMoulin dated as of December 11, 1999.

10.      Stock Option Agreement.

11.      Service Agreement by and between WelcomeTo Search Engine, Inc. and
         Phil Dubois, dated January 27, 1999.

12.      Service Agreement by and between WelcomeTo Search Engine, Inc. and
         Ken R. Bradley, dated January 27, 1999.

13.      Data and service Agreement by and between WelcomeTo Search Engine,
         Inc. and Dun and Bradstreet dated March 5, 1999.

14.      Strategic Partner Agreement by and between CityXpress.com Corp. and Lee
         Enterprises Incorporated.

15.      Ernst & Young consent letter.

16.      Canadian Imperial Bank of Commerce Credit Agreement with the Company.

17. Canadian Imperial Bank of Commerce Securities Pledge Agreement with the Company.

18.      Canadian Imperial Bank of Commerce Security Agreement with the Company.

19.      Guarantee of Mr. Phil Dubois.

20.      Guarantee of Mr. Ken Bradley

21.      CyberCash Agreement.

22.      CityXpress.com Corp. specimen share certificate.




                     LIST OF SUBSIDIARIES OF THE REGISTRANT

1. WelcomeTo Search Engine Inc.

2. Xceedx Technologies Inc.

                                      38